Companhia Brasileira de Distribuicao
                                            Report of Independent Accountants
                                            on the Limited Review of the
                                            Quarterly Information (ITR)

                                            September 30, 2004

FEDERAL GOVERNMENT SERVICE                             Unaudited Corporation
BRAZILIAN SECURITIES COMMISSION (CVM)                  Legislation September 30,
QUARTERLY FINANCIAL INFORMATION (ITR)                  2004
COMMERCIAL, INDUSTRIAL AND OTHER

--------------------------------------------------------------------------------
REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.
--------------------------------------------------------------------------------


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------

1 - CVM CODE    |  2 - COMPANY NAME                             |  3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6         |   COMPANHIA BRASILEIRA DE DISTRIBUICAO        |  47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------
4 - Registration Number - NIRE
35900089901
------------------------------------------------------------------------------------------------------------------------------------


01.02 - HEAD OFFICE


------------------------------------------------------------------------------------------------------------------------------------

1 - FULL ADDRESS                      |  2 - SUBURB OR DISTRICT
                                      |
  Av. Brigadeiro Luis Antonio, 3142   |  Jardim Paulista
------------------------------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                          |  4 - MUNICIPALITY                                             |   5 - STATE
  01402-000                           |      SAO PAULO                                                |       SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE         | 7 - TELEPHONE           |   8 - TELEPHONE              |   9 - TELEPHONE          | 10 - TELEX
  011                 |   3886-0533             |                              |                          |
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE        | 12 - FAX                |   13 - FAX                   |   14 - FAX               |
 011                  |  3884-7177              |                              |                          |
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
cbd .ri@paodeacucar.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03 - Investor relations officer (Company Mail Address)


------------------------------------------------------------------------------------------------------------------------------------

1 - NAME                           |  2 - FULL ADDRESS
 Fernando Queiroz Tracanella       |    Av. Brigadeiro Luis Antonio, 3142
------------------------------------------------------------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT             |  4 - ZIP CODE                           |  5 - MUNICIPALITY                 |   6 - STATE
 Jardim Paulista                   |    01402-000                            |    SAO PAULO                      |     SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE        |   8 - TELEPHONE             |  9 - TELEPHONE                |  10 - TELEPHONE         |  11 - TELEX
 011                 |    3886-0421                |                               |                         |
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE       |   13 - FAX                  |  14 - FAX                     |  15 - FAX               |
 011                 |    3884-2677                |                               |                         |
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
cbd.ri@paodeacucar.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT


------------------------------------------------------------------------------------------------------------------------------------
         CURRENT YEAR         |                 CURRENT QUARTER                |                     PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
 1-BEGINNING   |     2-END    |   3-QUARTER   |   4-BEGINNING    |    5-END    |   6-QUARTER  |  7-BEGINNING   |           8-END
------------------------------------------------------------------------------------------------------------------------------------
    1/1/2004   |   12/31/2004 |       3       |   7/01/2004      | 9/30/2004   |      2       |   4/1/2004     |       6/30/2004
------------------------------------------------------------------------------------------------------------------------------------
9 - AUDITOR                                                                                                    |  10-CVM CODE
Ernst & Young Auditores Independentes S/S                                                                      |  00471-5
------------------------------------------------------------------------------------------------------------------------------------
11-NAME OF RESPONSIBLE PARTNER                                                                |  12-INDIVIDUAL TAXPAYERS'
                                                                                              |  REGISTRATION CPF
                                                                                              |
Sergio Ricardo Romani                                                                         |  728.647.617-34
------------------------------------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION


-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE         |   2 - COMPANY NAME                                 |     3 - Brazilian Revenue Service
                     |                                                    |     Registry of Legal Entities - CNPJ
                     |                                                    |
01482-6              |   COMPANHIA BRASILEIRA DE DISTRIBUICAO             |     47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

01.05 - CAPITAL COMPOSITION


-----------------------------------------------------------------------------------------------------------------------------
         Number of shares      |    Current Quarter         |      Prior quarter      |       Same quarter in prior year
            (THOUSAND)         |       9/30/2004            |        6/30/2004        |               9/30/2003
-----------------------------------------------------------------------------------------------------------------------------

Subscribed Capital
-----------------------------------------------------------------------------------------------------------------------------
1 - Common                                    63,470,811                 63,470,811                             63,470,811
-----------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                 50,051,428                 50,051,428                             49,715,328
-----------------------------------------------------------------------------------------------------------------------------
3 - Total                                    113,522,239                113,522,239                            113,186,139
-----------------------------------------------------------------------------------------------------------------------------
Treasury Stock
-----------------------------------------------------------------------------------------------------------------------------
4 - Common                                             0                          0                                      0
-----------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                          0                          0                                      0
-----------------------------------------------------------------------------------------------------------------------------
6 - Total                                              0                          0                                      0
-----------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY

--------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
--------------------------------------------------------------------------------
2  -  SITUATION
Operating
--------------------------------------------------------------------------------
3 - SHARE CONTROL NATURE
Private national
--------------------------------------------------------------------------------
4  -  ACTIVITY CODE
119 - Supermarkets (retail & wholesale)
--------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Retail Trade
--------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Partial
--------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified
--------------------------------------------------------------------------------



01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1 - ITEM         |    2 - CNPJ               |  3 - NAME
--------------------------------------------------------------------------------
01               |    06.048.737/0001-60     |  NOVA SAPER PARTICIPACOES LTDA
--------------------------------------------------------------------------------
                 |                           |
--------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER


---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - EVENT     3 - DATE APPROVED    4 - AMOUNT          5 - DATE OF PAYMENT        6 - TYPE OF     7 - YIELD PER

---------------------------------------------------------------------------------------------------------------------------------
01
---------------------------------------------------------------------------------------------------------------------------------
02
---------------------------------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER



01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                              3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO          47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR


------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - CHANGE DATE    3 - CAPITAL                  4 - CHANGE AMOUNT            5 - CHANGE NATURE
                                (IN THOUSANDS OF REAIS)       (IN THOUSANDS OF REAIS)
------------------------------------------------------------------------------------------------------------------

01         3/26/2004                            3,158,975                       1,798       Call option payment
------------------------------------------------------------------------------------------------------------------
02         4/30/2004                            3,337,299                     178,324       Retained earnings
------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------
 7 - NUMBER OF SHARES ISSUED     8 - SHARE PRICE ON ISSUE DATE
         (THOUSAND)                       (IN REAIS)
-------------------------------------------------------------
                        80,000                  0.0225000000
-------------------------------------------------------------
                             -                  0.0000000000
-------------------------------------------------------------


01.10 - INVESTOR RELATIONS OFFICE

------------------------------------------------
1 - DATE               |     2 - SIGNATURE
11/17/2004             |
------------------------------------------------

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM
--------------------------------------------------------------------------------



                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER



01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   |    2 - Name                               | 3 - CNPJ
               |                                           |
01482-6        |    COMPANHIA BRASILEIRA DE DISTRIBUICAO   | 47.508.411/0001-56
--------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (Thousands of reais)


------------------------------------------------------------------------------------------------------------
1 - CODE        2 - Description                              3 - 9/30/2004              4 - 06/30/2004

-----------------------------------------------------------------------------------------------------------

1               Total assets                                           8,640,002                 8,213,716
-----------------------------------------------------------------------------------------------------------
1.01            Current assets                                         2,484,765                 2,349,405
-----------------------------------------------------------------------------------------------------------
1.01.01         Available funds                                          654,956                   542,620
-----------------------------------------------------------------------------------------------------------
1.01.01.01      Cash and banks                                            65,528                    71,237
-----------------------------------------------------------------------------------------------------------
1.01.01.02      Financial investments                                    589,428                   471,383
-----------------------------------------------------------------------------------------------------------
1.01.02         Receivables                                            1,001,075                 1,070,270
-----------------------------------------------------------------------------------------------------------
1.01.02.01      Trade accounts receivable                                335,193                   476,056
-----------------------------------------------------------------------------------------------------------
1.01.02.02      Advances to suppliers and employees                       38,841                    35,399
-----------------------------------------------------------------------------------------------------------
1.01.02.03      Taxes recoverable                                        453,751                   384,834
-----------------------------------------------------------------------------------------------------------
1.01.02.04      Other receivables                                        173,290                   173,981
-----------------------------------------------------------------------------------------------------------
1.01.03         Inventories                                              806,003                   688,735
-----------------------------------------------------------------------------------------------------------
1.01.04         Other                                                     22,731                    47,780
-----------------------------------------------------------------------------------------------------------
1.01.04.01      Prepaid expenses                                          22,731                    47,780
-----------------------------------------------------------------------------------------------------------
1.02            Long-term receivables                                    942,465                   920,230
-----------------------------------------------------------------------------------------------------------
1.02.01         Sundry receivables                                       357,881                   320,270
-----------------------------------------------------------------------------------------------------------
1.02.01.01      Receivables securitization fund                          153,373                   135,690
-----------------------------------------------------------------------------------------------------------
1.02.01.02      Deferred income tax                                       15,383                    11,378
-----------------------------------------------------------------------------------------------------------
1.02.01.03      Judicial deposits                                        163,260                   156,641
-----------------------------------------------------------------------------------------------------------
1.02.01.04      Other accounts receivable                                 23,493                    13,871
-----------------------------------------------------------------------------------------------------------
1.02.01.05      Prepaid expenses                                           2,372                     2,690
-----------------------------------------------------------------------------------------------------------
1.02.02         Receivables from related companies                       584,584                   599,960
-----------------------------------------------------------------------------------------------------------
1.02.02.01      Associated companies                                           0                         0
-----------------------------------------------------------------------------------------------------------
1.02.02.02      Subsidiary companies                                     584,584                   599,960
-----------------------------------------------------------------------------------------------------------
1.02.02.03      Other related companies                                        0                         0
-----------------------------------------------------------------------------------------------------------
1.02.03         Other                                                          0                         0
-----------------------------------------------------------------------------------------------------------
1.03            Permanent assets                                       5,212,772                 4,944,081
-----------------------------------------------------------------------------------------------------------
1.03.01         Investments                                            1,028,202                   698,891
-----------------------------------------------------------------------------------------------------------
1.03.01.01      Associated companies                                           0                         0
-----------------------------------------------------------------------------------------------------------
1.03.01.02      Subsidiary companies                                   1,028,133                   698,832
-----------------------------------------------------------------------------------------------------------
1.03.01.03      Other                                                         69                        59
-----------------------------------------------------------------------------------------------------------
1.03.02         Property and equipment                                 3,661,486                 3,640,420
-----------------------------------------------------------------------------------------------------------
1.03.02.01      Land                                                     798,017                   798,017
-----------------------------------------------------------------------------------------------------------
1.03.02.02      Buildings                                              1,819,265                 1,794,989
-----------------------------------------------------------------------------------------------------------
1.03.02.03      Building improvements                                    602,098                   593,350
-----------------------------------------------------------------------------------------------------------
1.03.02.04      Equipment                                                294,587                   303,982
-----------------------------------------------------------------------------------------------------------
1.03.02.05      Installations                                             75,489                    79,598
-----------------------------------------------------------------------------------------------------------
1.03.02.06      Furniture and fixtures                                    70,293                    68,384
-----------------------------------------------------------------------------------------------------------
1.03.02.07      Vehicles                                                   1,475                     1,796
-----------------------------------------------------------------------------------------------------------
1.03.02.08      Other                                                        262                       304
-----------------------------------------------------------------------------------------------------------
1.03.03         Deferred charges                                         523,084                   604,770
-----------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   |    2 - Name                               | 3 - CNPJ
               |                                           |
01482-6        |    COMPANHIA BRASILEIRA DE DISTRIBUICAO   | 47.508.411/0001-56
--------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (Thousands of reais)


------------------------------------------------------------------------------------------------------------
1 - CODE        2 - Description                              3 - 9/30/2004              4 - 06/30/2004

-----------------------------------------------------------------------------------------------------------


2              Total liabilities and shareholders' equity              8,640,002                 8,213,716
-----------------------------------------------------------------------------------------------------------
2.01           Current liabilities                                     1,972,176                 1,823,436
-----------------------------------------------------------------------------------------------------------
2.01.01        Loans and financing                                       577,630                   548,185
-----------------------------------------------------------------------------------------------------------
2.01.02        Debentures                                                 41,800                    62,492
-----------------------------------------------------------------------------------------------------------
2.01.03        Suppliers                                                 992,251                   863,852
-----------------------------------------------------------------------------------------------------------
2.01.04        Taxes, charges and contributions                           43,070                    39,357
-----------------------------------------------------------------------------------------------------------
2.01.04.01     Taxes on sales                                                212                       257
-----------------------------------------------------------------------------------------------------------
2.01.04.02     Tax installments                                           42,858                    39,100
-----------------------------------------------------------------------------------------------------------
2.01.04.03     Provision for income tax                                        0                         0
-----------------------------------------------------------------------------------------------------------
2.01.05        Dividends payable                                               0                         0
-----------------------------------------------------------------------------------------------------------
2.01.06        Provisions                                                 50,693                    97,055
-----------------------------------------------------------------------------------------------------------
2.01.06.01     Provision for net capital deficiency                       50,693                    97,055
-----------------------------------------------------------------------------------------------------------
2.01.07        Payables to related companies                              57,568                    56,447
-----------------------------------------------------------------------------------------------------------
2.01.08        Other liabilities                                         209,164                   156,048
-----------------------------------------------------------------------------------------------------------
2.01.08.01     Salaries and related contributions                        118,506                   107,738
-----------------------------------------------------------------------------------------------------------
2.01.08.02     Public services                                             4,014                     5,212
-----------------------------------------------------------------------------------------------------------
2.01.08.03     Rents                                                      12,709                    12,287
-----------------------------------------------------------------------------------------------------------
2.01.08.04     Advertising                                                 2,227                     2,178
-----------------------------------------------------------------------------------------------------------
2.01.08.05     Insurance                                                     298                       562
-----------------------------------------------------------------------------------------------------------
2.01.08.06     Purchase of assets                                          8,348                    11,337
-----------------------------------------------------------------------------------------------------------
2.01.08.07     Other accounts payable                                     63,062                    16,734
-----------------------------------------------------------------------------------------------------------
2.02           Long-term liabilities                                   2,640,485                 2,533,937
-----------------------------------------------------------------------------------------------------------
2.02.01        Loans and financing                                       987,808                 1,008,325
-----------------------------------------------------------------------------------------------------------
2.02.02        Debentures                                                401,490                   442,439
-----------------------------------------------------------------------------------------------------------
2.02.03        Provisions                                                      0                         0
-----------------------------------------------------------------------------------------------------------
2.02.04        Payables to related companies                                   0                         0
-----------------------------------------------------------------------------------------------------------
2.02.05        Other liabilities                                       1,251,187                 1,083,173
-----------------------------------------------------------------------------------------------------------
2.02.05.01     Provision for contingencies                               812,258                   775,035
-----------------------------------------------------------------------------------------------------------
2.02.05.02     Tax installments                                          321,485                   305,109
-----------------------------------------------------------------------------------------------------------
2.02.05.03     Purchase of assets                                          3,069                     3,029
-----------------------------------------------------------------------------------------------------------
2.02.05.04     Others                                                    114,375                         0
-----------------------------------------------------------------------------------------------------------
2.03           Deferred income                                                 0                         0
-----------------------------------------------------------------------------------------------------------
2.05           Shareholders' equity                                    4,027,341                 3,856,343
-----------------------------------------------------------------------------------------------------------
2.05.01        Paid-up capital                                         3,337,299                 3,337,299
-----------------------------------------------------------------------------------------------------------
2.05.02        Capital reserves                                          172,122                   172,122
-----------------------------------------------------------------------------------------------------------
2.05.02.01     Subscription bonus                                        172,122                   172,122
-----------------------------------------------------------------------------------------------------------
2.05.03        Revaluation reserves                                            0                         0
-----------------------------------------------------------------------------------------------------------
2.05.03.01     Own assets                                                      0                         0
-----------------------------------------------------------------------------------------------------------
2.05.03.02     Subsidiary/associated companies                                 0                         0
-----------------------------------------------------------------------------------------------------------
2.05.04        Revenue reserves                                          517,920                   346,922
-----------------------------------------------------------------------------------------------------------
2.05.04.01     Legal                                                      87,456                    87,456
-----------------------------------------------------------------------------------------------------------
2.05.04.02     Statutory                                                       0                         0
-----------------------------------------------------------------------------------------------------------
2.05.04.03     For contingencies                                               0                         0
-----------------------------------------------------------------------------------------------------------
2.05.04.04     Unrealized profits                                          8,968                     8,968
-----------------------------------------------------------------------------------------------------------
2.05.04.05     Retention of profits                                      273,559                   102,561
-----------------------------------------------------------------------------------------------------------
2.05.04.06     Special for undistributed dividends                             0                         0
-----------------------------------------------------------------------------------------------------------
2.05.04.07     Other                                                     147,937                   147,937
-----------------------------------------------------------------------------------------------------------
2.05.04.07.01  Reserve for expansion                                     147,937                   147,937
-----------------------------------------------------------------------------------------------------------
2.005.005      Retained earnings/accumulated deficit                           0                         0
----------------------------------------------------------- -----------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER



01.01 - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                              3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO          47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

------------------------------------------------------------------------------------------------------------------------------------
 1 - CODE      2 - DESCRIPTION                               3 - 07/01/2004 to           4 - 01/01/2004 to       5 - 07/01/2003 to
                                                             09/30/2004                  09/30/2004              09/30/2003
------------------------------------------------------------------------------------------------------------------------------------

 3.01          Gross sales and/or services                       2,633,184                   7,773,275                 2,542,013
-------------------------------------------------------------------------------------------------------------------------------
 3.02          Deductions                                        (485,579)                 (1,450,020)                 (400,642)
--------------------------------------------------------------------------------------------------------------------------------
 3.03          Net sales and/or services                         2,147,605                   6,323,255                 2,141,371
--------------------------------------------------------------------------------------------------------------------------------
 3.04          Cost of sales and/or services rendered          (1,519,630)                 (4,480,720)               (1,525,355)
--------------------------------------------------------------------------------------------------------------------------------
 3.05          Gross profit                                        627,975                   1,842,535                   616,016
--------------------------------------------------------------------------------------------------------------------------------
 3.06          Operating (expenses) income                       (552,485)                 (1,664,107)                 (582,563)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.01       Selling                                           (340,637)                   (991,268)                 (325,423)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.02       General and administrative                         (74,196)                   (249,108)                 (110,991)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.03       Financial                                          (42,188)                   (137,613)                  (69,032)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.03.01    Financial income                                     61,013                     209,787                    97,589
--------------------------------------------------------------------------------------------------------------------------------
 3.06.03.02    Financial expenses                                (103,201)                   (347,400)                 (166,621)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.04       Other operating income                                    0                           0                         0
--------------------------------------------------------------------------------------------------------------------------------
 3.06.05       Other operating expenses                          (116,379)                   (309,486)                 (111,387)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.05.01    Other taxes and charges                             (9,174)                    (25,693)                   (8,901)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.05.02    Depreciation and amortization                     (107,205)                   (283,793)                 (104,344)
--------------------------------------------------------------------------------------------------------------------------------
 3.06.05.03    Gain (loss) on investment in subsidiary
               company                                                   0                           0                     1,858
--------------------------------------------------------------------------------------------------------------------------------
 3.06.06       Equity in the results of subsidiary and
               associated companies                                 20,915                    (23,368)                    34,270
--------------------------------------------------------------------------------------------------------------------------------
 3.07          Operating profit                                     75,490                     178,428                    33,453
--------------------------------------------------------------------------------------------------------------------------------
 3.08          Nonoperating results                                 91,508                      91,314                     4,330
--------------------------------------------------------------------------------------------------------------------------------
 3.08.01       Revenue                                              91,508                      91,637                     4,330
--------------------------------------------------------------------------------------------------------------------------------
 3.08.02       Expenses                                                  0                       (323)                         0
--------------------------------------------------------------------------------------------------------------------------------
 3.09          Income before taxation and profit sharing           166,998                     269,742                    37,783
--------------------------------------------------------------------------------------------------------------------------------
 3.10          Provision for income tax and social
               contribution                                              0                    (24,072)                     3,509
--------------------------------------------------------------------------------------------------------------------------------
 3.11          Deferred income tax                                   3,999                      11,451                    10,791
--------------------------------------------------------------------------------------------------------------------------------
 3.12          Statutory profit sharing and contributions                0                           0                         0
--------------------------------------------------------------------------------------------------------------------------------
 3.12.01       Profit sharing                                            0                           0                         0
--------------------------------------------------------------------------------------------------------------------------------
 3.12.02       Contributions                                             0                           0                         0
--------------------------------------------------------------------------------------------------------------------------------
 3.13          Reversal of interest on shareholders' equity              0                           0                         0
--------------------------------------------------------------------------------------------------------------------------------
 3.15          Net income for the quarter/six-month period         170,997                     257,121                    52,083
--------------------------------------------------------------------------------------------------------------------------------
               Number of shares, ex-treasury (in thousands)    113,522,239                 113,522,239               113,186,139
--------------------------------------------------------------------------------------------------------------------------------
               Net income per share                                0.00151                     0.00226                   0.00046
--------------------------------------------------------------------------------------------------------------------------------
               Loss per share
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------
 1 - CODE        6 - 01/01/2003 to
                 09/30/2003
-----------------------------------

 3.01                  7,850,814
-----------------------------------
 3.02                (1,227,331)
-----------------------------------
 3.03                  6,623,483
-----------------------------------
 3.04                (4,757,713)
-----------------------------------
 3.05                  1,865,770
-----------------------------------
 3.06                (1,739,961)
-----------------------------------
 3.06.01             (1,008,268)
-----------------------------------
 3.06.02               (305,122)
-----------------------------------
 3.06.03               (186,988)
-----------------------------------
 3.06.03.01              341,118
-----------------------------------
 3.06.03.02            (528,106)
-----------------------------------
 3.06.04                       0
-----------------------------------
 3.06.05               (325,916)
-----------------------------------
 3.06.05.01             (26,468)
-----------------------------------
 3.06.05.02            (287,061)
-----------------------------------
 3.06.05.03
                        (12,387)
-----------------------------------
 3.06.06
                          86,333
-----------------------------------
 3.07                    125,809
-----------------------------------
 3.08                      7,706
-----------------------------------
 3.08.01                   7,905
-----------------------------------
 3.08.02                   (199)
-----------------------------------
 3.09                    133,515
-----------------------------------
 3.10
                        (10,796)
-----------------------------------
 3.11                     26,715
-----------------------------------
 3.12                          0
-----------------------------------
 3.12.01                       0
-----------------------------------
 3.12.02                       0
-----------------------------------
 3.13                          0
-----------------------------------
 3.15                    149,434
-----------------------------------
                     113,186,139
-----------------------------------
                         0.00132
-----------------------------------

-----------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



1.   Operations

     Companhia Brasileira de Distribuicao (the "Company") operates primarily as a retailer of food products, apparel, electric and electronic devices and other items that comprise its lines sold at hypermarkets, supermarkets and specialized and department stores, basically represented by establishments under the following names: "Pao de Acucar", "Extra", "Barateiro", "Comprebem", "Extra Eletro" and "Sendas". At September 30, 2004, the Company included 553 stores in operation (554 stores at June 30, 2004), of which 378 stores are operated by the Company, 7 stores are operated by subsidiary Novasoc Comercial Ltda. ("Novasoc"), 54 stores are operated by the subsidiary chain Se Supermercados Ltda. ("Se"), 8 stores are operated by subsidiary Companhia Pernambucana de Alimentacao ("CIPAL") and 106 stores are operated by subsidiary Sendas Distribuidora S.A. ("Sendas Distribuidora").

     On December 3, 2003 an Investment and Joint Venture Agreement was entered into with Sendas S.A. ("Sendas"). Because of this agreement, on February 1, 2004 Sendas Distribuidora S.A., the company which concentrates the retail activity of the two companies in the State of Rio de Janeiro, started operations.

    As per significant event report issued on July 27, 2004, a Memorandum of Understanding was drawn up between Banco Itau Holding Financeira S.A. ("Itau") and the Company, the objective of which is the establishment of a partnership by setting up a new financial institution known as Financeira Itau CBD S.A. ("Fic") in the market. Said new financial institution will be responsible for structuring and trading financial products and services and related items for CBD customers, exclusively. See Note 6 (d).


2.   Significant Accounting Policies and Consolidation Criteria

     Quarterly Financial information is management responsibility and has been prepared in conformity with provisions of the Brazilian Corporation Law and the Brazilian Securities Commission - CVM rules, based on accounting principles and practices adopted in the preparation of the Company's financial statements as of and for years ended.

     For the purposes of consolidating the financial information of the Company and its subsidiaries Novasoc, Se, CIPAL and Sendas Distribuidora the proportion equal to the investments in to the equity of the investee, in the results of the investee, and intercompany assets, liabilities, revenue and expenses were eliminated.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------



2.    Significant Accounting Policies and Consolidation Criteria (Continued)

      In accordance with the Brazilian Securities Commission - CVM Regulation No. 247/96, the financial information of the subsidiary Nova Saper Participacoes Ltda. ("Nova Saper") was not consolidated with that of the Company for not representing significant changes in the consolidated economic unit.

      Subsidiary Sendas Distribuidora was fully consolidated, considering the shareholders' agreement, which entitles the Company to the operational and administrative management and preponderance in the decision to elect officers or remove them from office. Equity pick-up considers corporate interest of 50% of capital.

      The preparation of financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Accordingly, the financial information of the parent company and the consolidated financial information include various estimates, amongst which those relating to the definition of useful lives of permanent assets, provisions necessary for contingent liabilities, provisions for income tax and others. Actual results could differ from those estimates.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


3.   Trade Accounts Receivable

     a)  Composition

                                                     ---------------------------------------------------
                                                            Parent company               Consolidated
                                                     ---------------------------------------------------
                                                         9.30.2004        6.30.2004         9.30.2004
                                                     ---------------------------------------------------

Current
Attributable to sales involving:
  Credit card entities                                    113,469           315,286         173,090
  Customer credit financing                                67,871            34,416          72,319
  Sales vouchers and others                                46,261            31,769          54,636
  Installment sales (post-dated checks)                    17,011            14,497          30,966
  Accounts receivable - subsidiary                         93,663
    companies                                                                84,225
  Allowance for doubtful accounts                          (3,082)           (4,137)         (3,987)
                                                     ---------------------------------------------------
                                                          335,193           476,056         327,024
                                                     ===================================================
Long-term
Attributable to sales involving:
  Customer credit financing and other                      23,493            13,871           24,062
  Accounts receivable - Paes Mendonca                                                        292,195
                                                      ---------------------------------------------------
                                                           23,493            13,871          316,257
                                                      ===================================================


         Credit card sales relate to sales through co-branded third party credit cards, and are payable in installments in up to 12 months.

         Customer credit financing accrues interest of to 7.6% per month (06.30.2004 - 7.6%) and with payment terms of up to 24 months for installment plants. Installment sales represent post-dated checks, which accrue interest of up to 6.9% per month (06.30.2004 - 6.9%) and settlement in up to 60 days.

         Accounts receivable from subsidiary companies (Novasoc, Se, CIPAL and Sendas Distribuidora) relate to the sale of goods supplied to the stores by the Company. Sales of goods by the Company distribution center to subsidiary companies were substantially made at cost.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


3.   Trade Accounts Receivable (Continued)

     a) Composition (Continued)

         Accounts receivable - Paes Mendonca - relate to credits for the payment of liabilities by Novasoc. As per contract provisions, such credits are monetarily restated and guaranteed by the goodwill of certain currently operating stores. The maturity of accounts receivable is linked to the leasing contracts, in accordance with Note 6(b).

         The allowance for doubtful accounts is estimated based on the average of prior-period effective losses complemented by management's estimate of probable future losses:


                                                                  Parent company            Consolidated
                                                         ---------------------------------------------------

                                                            9.30.2004         6.30.2004        9.30.2004
                                                         ---------------------------------------------------

         Attributable to sales involving:
         Customer credit financing                           (2,820)           (3,795)          (2,964)
         Installment sales (post-dated checks)                 (262)             (342)          (1,023)

                                                         ---------------------------------------------------
                                                             (3,082)           (4,137)          (3,987)
                                                         ===================================================


         The policies for establishing this allowance are as follows:

         . Customer credit financing - based on historical loss indices over the past 12 months; the write-offs of receivables overdue for more than 180 days are charged against the allowance.

         . Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; the write-off of returned checks is effected after all legal procedures have been completed and are charged against the allowance.

         . Credit cards and sales vouchers - an allowance for doubtful accounts is not required as the credit risk is substantially assumed by the third party entities.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


3.    Trade Accounts Receivable (Continued)

      b) Receivables securitization fund

         The Credit Rights Investment Fund - Fidc ("Fund"), established on September 19, 2003, is managed by Concordia S.A. Corretora de Valores Mobiliarios, Cambio e Commodities, its main characteristic being the securitization of the receivables of the Company and its subsidiary companies. As a September 30, the Company had 2,439 subordinated fund quotas.

         As from September 27, 2004, the senior quotas of the Pao de Acucar Credit Rights Investment Fund were negotiated in Somafix.

         Characteristics of the Fund quotas:

                                                                                       Redemption
               Types of quotas                Amount            Earnings                  date
         ------------------------------------------------------------------------------------------------

         Senior A                             5,826       103 to 105% of the  CDI       7.04.2008
         Senior B                             4,300       101% of the  CDI              7.04.2008
         Subordinated(*)                      2,439                                        (**)

                                          ------------
         Total                              12,565
                                          ============


         Fund earnings: The fund aims at profitability (benchmark), in the average and long-term, varying between 105%, 103% and 101% of the daily average rate of Interbank Deposits of 01 (one) day. In case the fund reaches the previously defined benchmark, all exceeding profitability will be attributed to subordinated quotas only, thus said quotas may present different values from the senior quotas.

         (*) The effects resulting from the default of any of the credit rights acquired by the fund, as well as any losses suffered by the fund, will be attributed to the subordinated quotas until the limit equivalent to the sum of their total amount. Once the sum is exceeded, the effect of the default will impact on the senior quotas.
         (**) The subordinated quotas may only be amortized or redeemed after amortization or redemption of the senior quotas.
         The Fund is audited by other independent auditors. The summarized Fund balance sheet as of September 30, 2004 (not reviewed) is as follows:

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



3.    Trade Accounts Receivable (Continued)

      b) Receivables securitization fund (Continued)



                      Assets                   R$                Liabilities                    R$
         -----------------------------------------------------------------------------------------------

          Cash and cash equivalents          104,323       Accounts payable                   49,162
          Accounts receivable                690,935       Shareholders' equity              746,096

                                           -----------                                     -----------
          Total Assets                       795,258       Total Liabilities                 795,258
                                           ===========                                     ===========


4.   Inventories

                                            Parent company          Consolidated
                                     -------------------------------------------
                                       9.30.2004        6.30.2004      9.30.2004
                                     -------------------------------------------
     In stores                           540,476          484,020        730,746
     In distribution centers             265,527          204,715        316,862
                                     -------------------------------------------
                                         806,003          688,735      1,047,608
                                     ===========================================


5.   Related Companies

     Receivables from related parties: These are receivables generated by trade commission transactions with the subsidiary Se amounting to R$ 584,584 (30.06.2004 - R$ 599,960).

     Trade commission agreements are subject to charges equivalent to the trade commission management fee.

     Payables to related parties: These balances refer to payables generated substantially by trade commission transactions with the subsidiaries Sendas Distribuidora, Novasoc, CIPAL with parent company amounting to R$ 57,568 (6.30.2004 - R$ 56,447).

     Agreements with related parties are made at usual market price and conditions.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



6.    Investments

      a) Information on investments at September 30, 2004


                                                                          Shareholders'
                                               Percentage                  equity (net     Net income
                              Shares/Quota     ownership -                   capital       (loss) for
                                  Held             %         Capital       deficiency)     the quarter
                             ---------------------------------------------------------------------------


         Novasoc                  1,000         10.00            10           (50,693)         46,360
         Se                 897,126,020         89.99       996,807           871,694          10,794
         Sendas
         Distribuidora      450,001,000         50.00       700,002           642,188         (16,233)
         Nova Saper              36,362         99.99           0.4               100


         Goodwill on the acquisition of companies is supported by appraisal reports of independent experts and is based principally on the expected future profitability of these companies and valuation of property and equipment, and is being amortized based on the projected of the stores acquired and/or in conformity with the depreciable lives of the assets from which the goodwill was derived, where applicable, over a maximum period of 10 years. Upon merger of these investees, the portion of goodwill relating to expected future profitability was transferred to deferred charges (Note 8).

      b) Change in investments


                       Balances                            Non                                   Transfer to
                          at       Addition             Operating    Equity     Premium         Provision for        Balances at
                       6.30.2004    Cost     Write-off    gain       pickup    amortization   Capital deficiency     9.30.2004
       -------------------------------------------------------------------------------------------------------------------------
       Novasoc                                           34,671      11,689                     (46,360)
       CBD Tech            8,039             (8,039)
       Se                662,667      20                335,167       9,713      (7,047)                            1,000,520
       Sendas
       Distribuidora      25,924                                      (487)                                            25,437
       Nova Saper          2,202                                                    (26)                                2,176
       Other                  59      10                                                                                   69
                       --------------------------------------------------------------------------------------------------------

       Parent Company    698,891      30     (8,039)    369,838      20,915      (7,073)        (46,360)            1,028,202
                       ========================================================================================================

       Consolidated      233,312      40     (8,039)    380,444       3,786      (7,122)                              602,421
                       ========================================================================================================

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


6.   Investments (Continued)

     b) Change in investments (Continued)

     Novasoc: Novasoc has entered into lease agreements related to 18 stores with Paes Mendonca, the term of which is five years, which can be extended for an equal period two consecutive times by means of notice to the lessee, with final maturity in 2014. During the term of said agreement, Paes Mendonca shareholders will not be allowed to dispose of their shares without prior and express consent of Novasoc. The Paes Mendonca continues to exist and is contractually fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

     Under the bylaws, the appropriation of net income of Novasoc needs not be made proportionally to quotaholding in this company. Per decision of quotaholders' the Company has shared in 99.98% of Novasoc's results since 2000.

     On September 30, 2004, the consolidated subsidiary Novasoc presented negative shareholders' equity. However, because its operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$50,693 (6.30.2004 - R$ 97,055), in a provision for net capital deficiency to recognize obligations to the creditors.

     CBD wrote off the investment held at CBD Tech due to shutdown of operations.

     c)  Investment agreement between CBD and Sendas S.A.

     Based on the Investment and Joint Venture Agreement, the Companies CBD and Sendas S.A. organized, through the transfer of assets, rights and obligations, a new company named Sendas Distribuidora S.A., with a view to operating in the general retail business, through the combination of operating activities of both chains in the State of Rio de Janeiro. CBD holds a 50% interest in Sendas Distribuidora, and is in charge of the operational and administrative management of the new company through its Executive Board, and preponderance in the decision to elect officers or remove them from office.

     According to the shareholders' agreement entered into between the parties, the distribution of results in the calculation of equity pick-up corresponds to 50% to each company.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




6.   Investments (Continued)

     c) Investment agreement between CBD and Sendas S.A. (Continued)

     i) CADE Approval

     On March 5, 2004 the shareholders of Sendas Distribuidora entered into an Agreement for the Preservation of the Reversibility of the Transaction related to the merger between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be complied with up to the final judgment of the merger arrangement, including but not limited to not to discontinue all or part of the operations of stores transferred to Sendas Distribuidora, keep work positions according to the average gross sales by employee of the five biggest supermarket chains, not to reduce the term of current lease agreements.

     Shareholders, based on the opinion of their legal advisors, understand the regular condition of the process and believe that negotiations will lead to the approval of the merger between CBD and Sendas S.A.

     d) Investment agreement between CBD and Itau

     Miravalles Empreendimentos e Participacoes S.A. ("Miravalles") company established in July 2004 and holder of rights to carry out the Company financial activities, were provided with financial resources by Itau upon subscription for capital increase and started holding a 50% interest in that company. Later on, with a R$150,000 share capital, Miravalles organized a new company named Financeira Itau CBD S.A. - FIC, a financial institution dedicated to structure and sell financial products and services and alike to CBD clients on an exclusive basis, that is currently in a process to obtain the registration at Brazilian Central Bank.

     The subscription carried out by Itau in Miravalles generated a gain on dilution of shareholding of R$380,444. This gain was deducted from assets written off concerning the operation, provisions for go-live setup costs and the amount subject to the performance goals for the next 5 years, reaching R$152,500 (recorded under "Other accounts payable"), generating a net gain of R$90,835, recorded under "Nonoperating results".

     After the final signature of operating agreements, Miravalles will provide Otimix Empreendimentos e Participacoes Ltda., subsidiary established in the third quarter of the year, and controlled by the Company, financial resources amounting to R$305,013.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



6.   Investments (Continued)

     d) Investment agreement between CBD and Itau (Continued)

     This association will generate operating synergies and expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own: use in the CBD stores only), highly accepted credit card brands, direct consumer credit and personal loan. Itau will be in charge of the operating activities.

     This association will be effective for 20 years and may be extended. Go-live is expected for the first quarter of 2005.

     Miravalles is audited by other independent auditors.


7.   Property and Equipment

     Investments in property and equipment:

                                                                    Consolidated
                                        Parent company             quarter ended
                                 -----------------------------------------------
                                   9.30.2004        9.30.2003          9.30.2004
                                 -----------------------------------------------

     Investments (i)                  89,199          126,303            109,667
     Capitalized interest (ii)         2,200           14,933              2,200
                                 -----------------------------------------------
                                      91,399          141,236            111,867
                                 ===============================================


     (i) Usually, the investments made by the Company relate to purchases of operating assets, land and buildings for expansion of business activities, construction of new stores, refurbishment of various existing stores and distribution centers and equipment investments.

     (ii) In conformity with CVM Resolution 193/96, interest and financial charges on loans and financing obtained from third parties during the construction or refurbishment of the Company's stores, directly or indirectly attributable to the process of acquisition, construction and operating expansion are capitalized. The appropriation of capitalized interest and financial charges to results is consistent with the depreciation terms of the financed assets.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



8.   Deferred Charges

                                                                          At
                             At June 30,                               Sepember
                                 2004        Disposals   Amortization  30, 2004
                             ---------------------------------------------------
Parent company
  Goodwill                         564,371    (47,273)     (26,760)      490,338
  Preoperating expenses             40,399                  (7,653)       32,746
                             ---------------------------------------------------
                    Subtotal       604,770    (47,273)     (34,413)      523,084

Subsidiary companies
  Goodwill                         568,424                  (6,350)      562,074
  Preoperating expenses              2,851                  (1,628)        1,223
                             ---------------------------------------------------
                    Subtotal       571,275                  (7,978)      563,297

                             ---------------------------------------------------

                Consolidated     1,176,045    (47,273)     (42,391)    1,086,381
                             ===================================================

     a) Goodwill


     Goodwill based on expected future profitability of the subsidiaries that were merged by the Company was transferred from the Investment account to Deferred Charges, and will continue to be amortized over the periods consistent with the profit projections on which they were originally based, over a maximum period of 10 years.

     b) Preoperating expenses and other

     Up to December 31, 2001, these expenses include employees' salaries, training, and rent that are deferred until the stores in construction and/or refurbishment start operating normally. These expenses are amortized over a period of up to five years. As from the year ended December 31, 2002, new expenses are fully charged to the results of operations, in the period in which they are incurred.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




9.   Loans and Financing


                                                                                         Parent company         Consolidated
                                                                                    ----------------------------------------
                         Annual interest and charges                                9.30.2004      6.30.2004      9.30.2004
                         -------------------------------------------------------    ----------    -----------   ------------

     Short-term
     In local currency
        BNDES (i)        Exchange variation +3,5 to 4,1%
                                                                                       22,911         19,273         22,911
                         TJLP + 1 to 4,1%                                             138,627        129,541        138,627

        Working          TJLP + 3,5 to 5% and 95% of CDI
     Capital (ii)                                                                       1,309          1,625          2,002

     In foreign currency with swap for reais

     Working Capital     Weighted   average  rate  102,4%  of  CDI  (6.30.04  -
     (ii)                Weighted average rate 102,3% of CDI)                         413,088        392,849        993,556

     Imports             Exchange variation                                             1,695          4,897          2,353
                                                                                    ----------    -----------   ------------
                                                                                      577,630        548,185      1,159,449
                                                                                    ==========    ===========   ============

     Long-Term
     In local currency
        BNDES (i)        Exchange variation +3,5 to 4,1%                               67,702         67,785         67,702
                         TJLP + 1 to 4,1%                                             260,683        278,651        260,683

        Working          TJLP + 3,5 to 9%
     Capital (ii)                                                                         514            663          1,192

     In foreign currency with swap for reais

        Working          Weighted average rate 103,6% of CDI (6.30.04 -
     Capital (ii)        Weighted average rate 103,8% of CDI)                         658,909        661,226        690,797
                                                                                    ----------    -----------   ------------
                                                                                      987,808      1,008,325      1,020,374
                                                                                    ==========    ===========   ============


                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




9.   Loans and Financing (Continued)

     Long-term financing by maturity:

                                                 9.30.2004        6.30.2004
                                           -----------------------------------

      2005 (beginning in October)                  156,217          303,219
      2006                                         447,794          429,435
      2007                                         329,455          225,089
      2008                                          45,435           42,122
      2009 onwards                                  41,473           40,055
                                           -----------------------------------
                                                 1,020,374        1,039,920
                                           ===================================

     (i) On November 11, 2003, the Company entered into a new contract for the opening of a credit line with BNDES, with the principal amount of R$ 325,420, and up to September 30, 2004, funds in the amount of R$ 224,568 had been released, Interest on funds obtained is 4,1% p.a. above Long-Term Interest Rate - TJLP (76% of the line), above the BNDES foreign currency basket (19% of the line), and 1% p.a. above TJLP (5% of the line), and have been appropriated on a monthly basis. Payments will be made in 60 monthly installments after the 12-month grace period.

          The contracts with BNDES require that the Company meet certain ratios as follows: (i) capitalization ratio (stockholders' equity/total assets) equal or higher than 0,40 and (ii) liquidity ratio (current assets/current liabilities) equal or higher than 1,05, and payment of the credits under the Company's investment program for construction and/or refurbishment of stores and purchase of equipment. An effective control of the follow-up of the covenants is maintained. The company has offered a joint responsibility surety until contracts are settled.

     (ii) The working capital loans are mainly funds obtained with fixed financial charges and used to finance direct consumer credit transactions, mainly customer credit financing and post-dated checks, as well as for financing of acquisition, constructions and operating expansion. In order to mitigate the impact of foreign exchange variations on loans and financing in foreign currency, the Company contracts cross-currency interest rate swaps to the Real/CDI interest rate.
          Financing transactions are guaranteed by promissory notes and shareholders' sureties.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



10.  Debentures

     Outstanding debentures:

                                                    Annual
                                     Outstanding  financial
                           Type      securities    charges          Parent company           Consolidated
                       -----------------------------------------------------------------------------------
                                                               9.30.2004      6.30.2004       9.30.2004
                                                             ---------------------------------------------

     4th  issue -                                TJLP +           41,800       87,506          41,800
     one series          Floating      99,908     3.5%
     5th  issue -      No Preference
     1st series                        40,149    CDI +           401,490      417,425         401,490
                                                  0.95%
     Sendas             Convertible    10,550    TJLP +                -            -         132,532
                                                  4.0%       ---------------------------------------------
                                                                 443,290      504,931         575,822
                                                             =============================================

     Long-term
     Liabilities                                                (401,490)    (442,439)       (523,464)
                                                             ---------------------------------------------


     Current                                                 =============================================
     Liabilities                                                  41,800       62,492          52,358
                                                             =============================================

     Long-term debentures by maturity:

                                                                    Parent company           Consolidated
                                                             --------------------------------------------
                                                               9.30.2004      6.30.2004       9.30.2004
                                                             --------------------------------------------

     2005 (as from October)                                            -       40,949               -
     2007                                                        401,490      401,490         523,464
                                                             --------------------------------------------

                                                                 401,490      442,439         523,464
                                                             ============================================


                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




10.  Debentures (Continued)


     During the 3rd quarter of 2004, the following payments were made:

     o 4th issue, sole series - payment of interest amounting to R$ 6,854 and amortization of 33.33% of debentures amounting to R$ 41,235.
     o    5th issue, sole series - payment of interest amounting to R$ 33,938.

     In a meeting held on September 9, 2004, the Company board of directors decided to renegotiate the 5th issue debentures and established the following new remuneration conditions, effective as the New Remuneration Effectiveness Period starts running:

     (i) the New Debentures Remuneration Effectiveness Period shall begin on October 1, 2004 and end on the date the debentures fall due, i.e. October 1, 2007;

     (ii) the Remuneration of the Debentures in the New Effectiveness Period shall bear interest as from October 1, 2004, charged on their unit nominal amount, on the basis of the average rate of Interbank Deposits, plus a 0.95% spread (zero point ninety-five percent) per year;

     (iii) the payment of the Debentures Remuneration shall be made semi-annually on April 1, 2005, October 1, 2005, April 1, 2006, October 1, 2006, April 1, 2007 and October 1, 2007;

     (iv) the Debentures shall not be object matter of new renegotiation until their Due Date.

     The Company commits itself to maintaining the following indexes and limits during the effectiveness period of 1st series 5th issue debentures, provided that there are debentures outstanding:
     o    net consolidated debt not higher than its shareholders' equity; and
     o    net consolidated debt and EBITDA ratio lower than or equal to 4.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




11.  Provision for Contingencies

                                                                Parent company           Consolidated
                                                       --------------------------------------------------
                                                          9.30.2004       6.30.2004        9.30.2004
                                                       --------------------------------------------------

     Social Contribution on Revenues (COFINS) and
       Social Integration Program (PIS) (i)                 728,909         701,720          798,025
     National Institute for Social Security (INSS) /
     Brazil's Agency for Mini and Small Businesses
     Sustainable Development (SEBRAE)  (ii)                  23,606          17,792           24,520
     Income tax (iii)                                        10,471          10,289           10,472
     Labor and other (iv)                                    49,272          45,234           54,584

                                                       --------------------------------------------------

                                                       ==================================================
                                                            812,258         775,035          887,601
                                                       ==================================================


     (i) The Company and its subsidiaries obtained a favorable decision was granted in the lower courts not to apply Law 9718/98 and therefore permitting the payment of COFINS under the terms of Complementary Law 70/91 (2% on revenue) and of PIS under Law 9715/98 (0.65% on revenue) as from February 1, 1999.
     (ii) The Company and its subsidiaries have filed an ordinary suit in order not to make payments to SEBRAE. Amounts provided for were deposited in court and are recorded under "Judicial Deposits". During the quarter National Institute for Social Security - INSS contingency was reclassified to "Tax Installments".
     (iii) The provision for income tax contingencies includes disputed amounts, as well as recognition, based on judicial ruling, of the effects of depreciation of fixed assets relating to the inflation index differences arising from the "Plano Verao" (economic stabilization plan).
     (iv) The Company and its subsidiaries have filed defenses at a judicial level in proceedings of a tax and labor natures. The Company and its subsidiaries have recorded a provision for losses at amounts considered to be sufficient to cover any unfavorable outcomes in the event in which its outside and internal legal advisors consider as probable the possibilities of loss.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




12.  Installment Taxes

     As a result of unfavorable outcomes to other taxpayers in similar proceedings, the Company decided to desist from further litigation in certain proceedings, and opted in 2003 for the Special Installment Regime - PAES, established by Law 10684/2003, and those were reclassified under "Provision for Contingencies", as follows:



                                     Parent company              Consolidated
                           -----------------------------------------------------
                               9.30.2004         6.30.2004         9.30.2004
                           -----------------------------------------------------
     Short Term

       I.N.S.S.                   30,110            26,850            30,222
       C.P.M.F.                   11,371            10,270            13,040
       Other                       1,377             1,980             1,377
                           -----------------------------------------------------
                                  42,858            39,100            44,639
     Long Term

       I.N.S.S.                  233,360           222,952           234,224
       C.P.M.F,                   88,125            82,157           101,057
                           -----------------------------------------------------

                                 321,485           305,109           335,281
                           =====================================================



     Financial charges are levied on these installments, which are equivalent to the Long-Term Interest Rate - TJLP. These installments must be settled within 120 months.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




13.  Income Tax and Social Contribution

     a) Income tax and social contribution reconciliation


                                                                              Period ended 9.30.2004
                                                                     ----------------------------------------
                                                                        Parent company       Consolidated
                                                                     ----------------------------------------

         Income before taxes                                                 269,742             224,448
                                                                     ----------------------------------------

         Income tax at nominal rates                                         (67,435)            (56,112)

         Tax benefit on tax losses of subsidiary companies
         Income tax incentives                                                 1,042               1,093
         Equity in the results and provision for net capital
         deficiencies
         of subsidiary companies                                               5,843                 557
         Other permanent adjustments, net (additions/exclusions)              47,929              60,712
                                                                     ----------------------------------------
         Effective income tax                                                (12,621)              6,250
                                                                     ========================================

         Income tax for the year
         Current                                                             (24,072)            (28,131)
         Deferred                                                             11,451              34,381
                                                                     ----------------------------------------

                                                                     ========================================
                                                                             (12,621)              6,250
                                                                     ========================================

     b) Deferred income tax and social contribution

     In compliance with CVM Resolution 273/98 and CVM Instruction 371/02, the Company recorded deferred tax assets of R$ 15,383 (06,30,2004 - R$ 11.378); consolidated - R$ 325,568 (06,30,2004 - R$ 313,162) arising from tax losses and timing differences were recorded in long-term receivables at September 30, 2004, based on projections of future taxable income and with a realization period estimated at up to ten years as follows:

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)






13.  Income Tax and Social Contribution (Continued)

     b) Deferred income tax and social contribution (Continued)


                                          Parent
                                          company          Consolidated
                                     -----------------------------------------

        2004                                  15,383                  35,330
        2005                                                          32,685
        2006                                                          31,458
        2007                                                          30,305
        2008 onwards                                                 195,790
                                     ----------------------------------------
                                     ========================================
                                              15,383                 325,568
                                     ========================================


14.  Shareholders' Equity

     a) Capital and share rights

     Authorized capital is represented by 150,000,000,000 shares, Subscribed and paid-up capital comprises 113,522,239,433 registered shares with no par value, of which 63,470,811,399 are common voting and 50,051,428,034 are preferred.

     Preferred shares are non-voting, but have the same rights and advantages as the common shares, besides priority assured in the by-laws upon reimbursement of capital and receipt of a minimum non-cumulative annual dividend of R$ 0,15 per thousand shares. Preferred shares are entitled to dividends 10% higher than the common shares.

     Holders of all shares are entitled each year to dividends and/or interest on shareholders' equity of not less than 25% of net income for the year, calculated in conformity with the requirements of Brazilian corporation legislation.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




14.  Shareholders' Equity (continued)

     b) Revenue reserves

     (i) Legal reserve: Amount appropriated to reserve equivalent to 5% of net income for the year before any appropriations, and limited to 20% of capital.
     (ii) Expansion reserve: Amounts approved by the shareholders to maintain resources to finance additional capital investments and working capital through appropriation of up to 100% of the net income remaining after the legal appropriations.
     (iii) Unrealized earnings reserve: This reserve is being realized in proportion to the realization of the permanent assets, which generated the balance.

     c) Preferred Stock Option Plan

          At the Annual and Extraordinary General Meetings held on April 28, 1997, the preferred stock option plan for company directors and employees became effective, and the first options were granted for the year 1996.

          The exercise price for each lot of shares is at least 60% of the weighed average of the preferred shares traded in the week the option is granted, The percentage may vary for each beneficiary or series.

          Acquisition of the right to exercise the option shall be as follows:
          (i) 50% in the last month of the third year subsequent to the option date (1st tranche) and (ii) 50% in the last month of the fifth year subsequent to the option date (2nd tranche), under the condition that the sale of a certain number of shares will be restricted until the date of retirement of the beneficiary.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



14.  Shareholders' Equity (continued)

      c) Preferred Stock Option Plan (continued)

         Shares from options exercised have the same rights granted to other shareholders. Management of this plan was entrusted to a committee appointed by the Board of Directors.

         Information on the stock option plan is summarized as follows:

                                                                Preferred shares
                                                                 (in thousands)
                                                               -----------------
         Options granted
            I Series - May 9, 1997                                      278,600
            II Series - December 22, 1997                               373,200
            III Series - December 18, 1998                            1,007,074
            IV Series - March 31, 2000                                  305,975
            V Series - April 2, 2001                                    361,660
            VI Series - March 15, 2002                                  412,600
            VII Series - May 16, 2003                                   499,840
            VIII Series - April 30, 2004                                431,110
                                                               -----------------

                                                                      3,670,059

                                                               -----------------
         Options not granted                                          1,388,815

         Total size of the option plan                                5,058,874

         Options exercised
            I Series - December 15, 1999 (1st tranche)                 (138,950)
            II Series - December 13, 2000 (1st tranche)                (172,100)
            I Series - December 7, 2001 (2nd tranche)                   (90,600)
            III Series - December 7, 2001 (1st tranche)                (500,785)
            III Series - April 10, 2002 (1st tranche)                    (3,400)
            III Series - December 19, 2002 (2nd tranche)               (120,900)
            III Series - December 19, 2002 (1st tranche
              - partial)                                                   (700)
            III Series - December 17, 2003 (2nd tranche)               (256,100)
            III Series - March 31, 2004 (2nd tranche)                   (80,000)
                                                               -----------------
                                                                     (1,363,535)

                                                               -----------------
         Current size of the option plan                              3,695,339
                                                               =================

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



15.  Risk Management and Financial Instruments

     a) General considerations

     Cross-currency interest rate swaps and derivative instruments are used to protect the gain/loss from the operations of assets and liabilities of the Company.

     Operations are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

     Management assesses that the risks of concentration in financial institutions are low since operations are carried out with solid financial institutions within the approved limits.

     With the objective of exchanging the fixed charges on loans and exposure of financing to variation in foreign and local currency, the Company has contracted cross-currency interest rate swaps to CDI floating rates, which reflect market value.

     b) Market value of financial instruments

     Financial investments are represented by short-term investments, stated at cost plus accrued earnings, which approximate market value.

     The other financial instruments, assets and liabilities, at September 30, 2004 and June 30, 2004, recorded in asset and liability accounts, are carried at amounts that approximate market values.

     c) Credit risk

     Financed sales are spread over a large number of customers. The Company manages the credit risk through a strict program of qualification and granting of credit.

     Doubtful receivables are adequately covered by the allowance for doubtful accounts.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)




16.  Subsequent Events

     The Executive Board proposed that the Company Board of Directors approve in its next meeting the capitalization of the capital reserve regarding subscription bonuses fell due on August 31, 2004 and not exercised, amounting to R$172,122.


17.  Supplementary Information

     The supplemental information includes, the statement of cash flow prepared in accordance with the IBRACON Accounting Standards and Procedures (NPC-20), which present cash from operating, investing and financing activities of the Company, and the statement of added value prepared in accordance with CVM Circular 01/00.

     a) Statement of cash flow


                                                          Parent Company              Consolidated
                                                    --------------------------- -------------------------

                                                      9/30/2004      9/30/2003    9/30/2004    9/30/2003
                                                    ------------ -------------- ------------ ------------


Cash flow from operations
    Net income for the year                             257,121        149,434      257,121      149,434
    Adjustment for reconciliation of net income
       Deferred income tax                              (11,451)       (26,715)     (34,381)     (46,514)
       Net book value of permanent assets disposed
         of                                              60,877         (4,114)      65,711       (4,566)
       Net gains on dilution of shareholding           (140,522)                   (146,146)
       Depreciation and amortization                    283,793        287,061      346,031      320,325
       Interest and monetary variations, net of
         payments                                       (88,446)        92,368      (48,484)     158,962
       Equity pickup                                    (23,368)       (73,946)      (2,229)       3,952
       Provision for contingencies                       51,769        151,303       61,784      161,279
       Minority interest                                                            (26,423)
                                                    ------------ -------------- ------------ ------------
                                                        389,773        575,391      472,984      742,872
                                                    ------------ -------------- ------------ ------------
    (Increase) decrease in assets
       Long-term investment fund                        (29,960)                    (29,960)
       Accounts receivable                              240,108        (10,358)     227,163      229,039
       Advance to suppliers and employees                 3,216        (28,380)      (6,419)     (29,055)
       Inventories                                       37,314        143,972       (6,798)     169,014
       Taxes recoverable                               (148,457)        16,764     (181,704)      (7,611)
       Other assets                                     (11,797)       (26,511)      (5,851)     (32,874)
       Related parties                                  130,210        318,329         (387)        (379)
       Judicial deposits                                (15,646)       (15,672)     (19,020)     (18,846)
                                                     ------------ -------------- ------------ ------------
                                                        204,988        398,144      (22,976)     309,288
                                                    ------------ -------------- ------------ ------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)



                                                          Parent Company              Consolidated
                                                    --------------------------- -------------------------

                                                      9/30/2004      9/30/2003    9/30/2004    9/30/2003
                                                    ------------ -------------- ------------ ------------


    Increase (decrease) in liabilities
       Suppliers                                        (82,542)      (554,420)    (145,474)    (570,976)
       Payroll and social charges                        21,664         20,750       33,013       23,171
       Taxes and social contributions payable          (101,142)        52,474     (134,328)      47,246
       Other accounts payable                             4,966        (12,030)       5,643      (13,304)
                                                    ------------ -------------- ------------ ------------
                                                       (157,054)      (493,226)    (241,146)    (513,863)
                                                    ------------ -------------- ------------ ------------

Cash flow from operations                               437,707        480,309      208,862      538,297
                                                    ------------ -------------- ------------ ------------

Cash flow from investments
    Acquisition of companies                             (3,280)        (4,239)      (3,303)      (4,239)
    Acquisition of fixed assets                        (321,483)      (263,710)    (368,722)    (336,237)
    Sale of fixed assets                                  4,014          4,430        4,014        4,995
                                                    ------------ -------------- ------------ ------------

Net cash from investing activities                     (320,749)      (263,519)    (368,011)    (335,481)
                                                    --------------------------- ------------ ------------

Cash flow from financings
    Capital increase                                      1,797                       1,797
    Financings
       Raising and refinancing                          785,573      1,064,110    1,196,452    1,064,109
       Payments                                      (1,159,238)    (1,651,503)  (1,283,438)  (1,655,099)
    Payment of dividends                                (54,792)       (59,441)     (54,792)     (59,441)
                                                    ------------ -------------- ------------ ------------

Net cash generated (used in) financing
    financings                                         (426,660)      (646,834)    (139,981)    (650,431)
                                                    ------------ -------------- ------------ ------------

Net increase (decrease) in cash and cash equivalents   (309,702)      (430,044)    (299,130)    (447,615)
                                                    ============ ============== ============ ============


    Cash and cash equivalents at end of year end        654,956        680,850      682,783      687,543
    Cash and cash equivalents at beginning of year      964,658      1,110,894      981,913    1,135,158
                                                    ------------ -------------- ------------ ------------

Change in cash and cash equivalents                    (309,702)      (430,044)    (299,130)   (447,615)
                                                    ============ ============== ============ ============
Supplementary information about cash flow
    Interest paid on loans and financings               339,016        251,017      349,652      252,334


                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


17.  Supplementary Information (Continued)

     b) Statement of added value


                                              Parent Company                            Consolidated
                                    ------------------------------------  ------------------------------------------
                                     9.30.2004    %      9.30.2003    %        09.30.2004     %      9.30.2003     %
                                    ------------        -------------         --------------       --------------

       Revenues
           Sales of goods            7,773,275           7,850,814            10,922,049             9,247,169
           Write-off of credits        (1,737)            (19,881)                (3,988)              (21,121)
           Nonoperating                 91,314               7,706                86,509                 8,157
                                    ------------        -------------        --------------       --------------
                                     7,862,852           7,838,639            11,004,570             9,234,205

       Input purchased from third
         parties
           Cost of sales            (5,032,811)         (5,349,490)           (7,124,996)           (6,335,283)
           Materials, electricity,
             third-party services
             and others               (502,737)           (553,746)             (840,008)             (684,688)
           Loss and recoverability
           of assets                         0             (6,219)                     0                (6,219)
                                    ------------        -------------        --------------       --------------
       Gross added value             2,327,304           1,929,184             3,039,566             2,208,015

       Retentions
         Depreciation and
           amortization               (283,793)           (287,061)             (346,031)             (320,325)
                                    ------------        -------------        --------------       --------------

       Net added value
         Produced by the entity      2,043,511           1,642,123             2,693,535             1,887,690

       Received under transfer
         Equity pick-up                 23,368              73,946                28,652               (3,952)
         Financial revenues            209,787             341,118               245,414               433,363
                                    ------------        -------------        --------------       --------------

       Total added value to
         be distributed              2,276,666   100,0   2,057,187    100,0    2,967,601     100,0   2,317,101    100,0

       Distribution of added value
         Payroll and social charges    603,942    26,5     596,291     29,0      809,762      27,3     683,277     29,5

         Taxes, duties and
           Contributions               958,015    42,1     672,481     32,6    1,247,680      42,0     693,496     30,0
         Interest and rentals          457,588    20,1     638,981     31,1      653,038      22,0     790,894     34,1
           Dividends

                                    ------------        -------------        --------------       --------------
       Retention of profits            257,121    11,3   149,434        7,3      257,121       8,7     149,434      6,4
                                    ============        =============        ==============       ==============

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 - Comments on Consolidated Performance

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------



06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)


------------------------------------------------------------------------------------------------------
1 - Code            2 - Description                         3 - 9/30/2004               4 -- 6/30/2004

------------------------------------------------------------------------------------------------------

1                   Total assets                               9,918,350                   9,433,243
-----------------------------------------------------------------------------------------------------
1.01                Current assets                             2,918,695                   2,798,573
-----------------------------------------------------------------------------------------------------
1.01.01             Available funds                              682,783                     574,505
-----------------------------------------------------------------------------------------------------
1.01.01.01          Cash and banks                                93,355                      93,405
-----------------------------------------------------------------------------------------------------
1.01.01.02          Financial investments                        589,428                     481,100
-----------------------------------------------------------------------------------------------------
1.01.02             Receivables                                1,157,880                   1,248,410
-----------------------------------------------------------------------------------------------------
1.01.02.01          Trade accounts receivable                    327,024                     516,910
-----------------------------------------------------------------------------------------------------
1.01.02.02          Advances to suppliers and employees           41,621                      38,567
-----------------------------------------------------------------------------------------------------
1.01.02.03          Taxes recoverable                            596,392                     501,585
-----------------------------------------------------------------------------------------------------
1.01.02.04          Other receivables                            192,843                     191,348
-----------------------------------------------------------------------------------------------------
1.01.03             Inventories                                1,047,608                     910,017
-----------------------------------------------------------------------------------------------------
1.01.04             Other                                         30,424                      65,641
-----------------------------------------------------------------------------------------------------
1.01.04.01          Prepaid expenses                              30,424                      65,641
-----------------------------------------------------------------------------------------------------
1.02                Long-term receivables                        973,198                     908,276
-----------------------------------------------------------------------------------------------------
1.02.01             Sundry receivables                           972,538                     907,826
-----------------------------------------------------------------------------------------------------
1.02.01.01          Receivables securitization fund              153,373                     135,690
-----------------------------------------------------------------------------------------------------
1.02.01.02          Deferred income tax                          325,568                     313,162
-----------------------------------------------------------------------------------------------------
1.02.01.03          Judicial deposits                            174,968                     165,902
-----------------------------------------------------------------------------------------------------
1.02.01.04          Trade accounts receivable                    316,257                     290,382
-----------------------------------------------------------------------------------------------------
1.02.01.05          Prepaid expenses                               2,372                       2,690
-----------------------------------------------------------------------------------------------------
1.02.02             Receivables from related companies               660                         450
-----------------------------------------------------------------------------------------------------
1.02.02.01          Associated companies                               0                           0
-----------------------------------------------------------------------------------------------------
1.02.02.02          Subsidiary companies                             660                         450
-----------------------------------------------------------------------------------------------------
1.02.02.03          Other related companies                            0                           0
-----------------------------------------------------------------------------------------------------
1.02.03             Other                                              0                           0
-----------------------------------------------------------------------------------------------------
1.03                Permanent assets                           6,026,457                   5,726,394
-----------------------------------------------------------------------------------------------------
1.03.01             Investments                                  602,421                     233,312
-----------------------------------------------------------------------------------------------------
1.03.01.01          Associated companies                               0                           0
-----------------------------------------------------------------------------------------------------
1.03.01.02          Subsidiary companies                         602,262                     233,153
-----------------------------------------------------------------------------------------------------
1.03.01.03          Other                                            159                         159
-----------------------------------------------------------------------------------------------------
1.03.02             Property and equipment                     4,337,655                   4,317,037
-----------------------------------------------------------------------------------------------------
1.03.02.01          Land                                         846,434                     846,434
-----------------------------------------------------------------------------------------------------
1.03.02.02          Buildings                                  1,881,859                   1,858,088
-----------------------------------------------------------------------------------------------------
1.03.02.03          Building improvements                        975,815                     963,540
-----------------------------------------------------------------------------------------------------
1.03.02.04          Equipment                                    383,718                     393,815
-----------------------------------------------------------------------------------------------------
1.03.02.05          Installations                                125,283                     131,112
-----------------------------------------------------------------------------------------------------
1.03.02.06          Furniture and fixtures                       122,409                     121,459
-----------------------------------------------------------------------------------------------------
1.03.02.07          Vehicles                                       1,875                       2,287
-----------------------------------------------------------------------------------------------------
1.03.02.08          Other                                            262                         302
-----------------------------------------------------------------------------------------------------
1.03.03             Deferred charges                           1,086,381                   1,176,045
-----------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------



06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (Thousands of reais)

-------------------------------------------------------------------------------------------------------
1 - Code            2 - Description                         3 - 09/30/2004              4 - 06/30/2004

-------------------------------------------------------------------------------------------------------
2                   Total liabilities and shareholders'          9,918,350                   9,433,243
                    equity
-------------------------------------------------------------------------------------------------------
2.01                Current liabilities                          2,783,267                   2,574,886
-------------------------------------------------------------------------------------------------------
2.01.01             Loans and financing                          1,159,449                   1,155,465
-------------------------------------------------------------------------------------------------------
2.01.02             Debentures                                      52,358                      66,371
-------------------------------------------------------------------------------------------------------
2.01.03             Suppliers                                    1,246,439                   1,086,345
-------------------------------------------------------------------------------------------------------
2.01.04             Taxes, charges and contributions                48,142                      44,554
-------------------------------------------------------------------------------------------------------
2.01.04.01          Taxes on sales                                   2,347                       2,667
-------------------------------------------------------------------------------------------------------
2.01.04.02          Tax installments                                44,639                      40,486
-------------------------------------------------------------------------------------------------------
2.01.04.03          Provision for income tax                         1,156                       1,401
-------------------------------------------------------------------------------------------------------
2.01.05             Dividends payable                                    0                           0
-------------------------------------------------------------------------------------------------------
2.01.06             Provisions                                           0                           0
-------------------------------------------------------------------------------------------------------
2.01.07             Payables to related companies                    1,075                       1,045
-------------------------------------------------------------------------------------------------------
2.01.08             Other liabilities                              275,804                     221,106
-------------------------------------------------------------------------------------------------------
2.01.08.01          Salaries and related contributions             155,572                     142,684
-------------------------------------------------------------------------------------------------------
2.01.08.02          Public services                                  5,579                       6,835
-------------------------------------------------------------------------------------------------------
2.01.08.03          Rents                                           22,240                      21,910
-------------------------------------------------------------------------------------------------------
2.01.08.04          Advertising                                      3,507                       2,549
-------------------------------------------------------------------------------------------------------
2.01.08.05          Insurance                                          371                         801
-------------------------------------------------------------------------------------------------------
2.01.08.06          Purchase of assets                               8,348                      11,337
-------------------------------------------------------------------------------------------------------
2.01.08.07          Other accounts payable                          80,187                      34,990
-------------------------------------------------------------------------------------------------------
2.02                Long-term liabilities                        2,884,164                   2,770,319
-------------------------------------------------------------------------------------------------------
2.02.01             Loans and financing                          1,020,374                   1,039,920
-------------------------------------------------------------------------------------------------------
2.02.02             Debentures                                     523,464                     563,334
-------------------------------------------------------------------------------------------------------
2.02.03             Provisions                                           0                           0
-------------------------------------------------------------------------------------------------------
2.02.04             Payable to related companies                         0                           0
-------------------------------------------------------------------------------------------------------
2.02.05             Other liabilities                            1,340,326                   1,167,065
-------------------------------------------------------------------------------------------------------
2.02.05.01          Provision for contingencies                    887,601                     847,840
-------------------------------------------------------------------------------------------------------
2.02.05.02          Tax installments                               335,281                     316,196
-------------------------------------------------------------------------------------------------------
2.02.05.03          Purchase of assets                               3,069                       3,029
-------------------------------------------------------------------------------------------------------
2.02.05.04          Others                                         114,375                           0
-------------------------------------------------------------------------------------------------------
2.03                Deferred income                                      0                           0
-------------------------------------------------------------------------------------------------------
2.04                Minority interests                             223,578                     231,695
-------------------------------------------------------------------------------------------------------
2.05                Shareholders' equity                         4,027,341                   3,856,343
-------------------------------------------------------------------------------------------------------
2.05.01             Paid-up capital                              3,337,299                   3,337,299
-------------------------------------------------------------------------------------------------------
2.05.02             Capital reserves                               172,122                     172,122
-------------------------------------------------------------------------------------------------------
2.05.02.01          Subscription bonus                             172,122                     172,122
-------------------------------------------------------------------------------------------------------
2.05.03             Revaluation reserves                                 0                           0
-------------------------------------------------------------------------------------------------------
2.05.03.01          Own assets                                           0                           0
-------------------------------------------------------------------------------------------------------
2.05.03.02          Subsidiary/associated companies                      0                           0
-------------------------------------------------------------------------------------------------------
2.05.04             Revenue reserves                               517,920                     346,922
-------------------------------------------------------------------------------------------------------
2.05.04.01          Legal                                           87,456                      87,456
-------------------------------------------------------------------------------------------------------
2.05.04.02          Statutory                                            0                           0
-------------------------------------------------------------------------------------------------------
2.05.04.03          For contingencies                                    0                           0
-------------------------------------------------------------------------------------------------------
2.05.04.04          Unrealized profits                               8,968                       8,968
-------------------------------------------------------------------------------------------------------
2.05.04.05          Retention of profits                           273,559                     102,561
-------------------------------------------------------------------------------------------------------
2.05.04.06          Special for undistributed dividends                  0                           0
-------------------------------------------------------------------------------------------------------
2.05.04.07          Other                                          147,937                     147,937
-------------------------------------------------------------------------------------------------------
2.05.04.07.01       Reserve for expansion                          147,937                     147,937
-------------------------------------------------------------------------------------------------------
2.05.05             Retained earnings/accumulated deficit                0                           0
-------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------




07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                        3 - 7/1/2004 to        4- 1/1/2004 to     5 - 7/1/2003
                                                                          9/30/2004             9/30/2004        to 9/30/2003
------------------------------------------------------------------------------------------------------------------------------------

3.01            Gross sales and/or services                                 3,760,507             10,922,049          2,989,049
-----------------------------------------------------------------------------------------------------------------------------------
3.02            Deductions                                                   (661,536)            (1,952,240)          (466,366)
-----------------------------------------------------------------------------------------------------------------------------------
3.03            Net sales and/or services                                   3,098,971              8,969,809          2,522,701
-----------------------------------------------------------------------------------------------------------------------------------
3.04            Cost of sales and/or services rendered                     (2,174,215)            (6,330,641)        (1,797,261)
-----------------------------------------------------------------------------------------------------------------------------------
3.05            Gross profit                                                  924,756              2,639,168            725,440
-----------------------------------------------------------------------------------------------------------------------------------
3.06            Operating (expenses) income                                  (861,355)            (2,501,229)          (692,893)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.01         Selling                                                      (535,408)            (1,543,274)          (412,176)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.02         General and administrative                                   (113,902)              (349,420)          (107,211)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03         Financial                                                     (68,044)              (218,711)           (45,435)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.01      Financial income                                               79,249                245,414            140,319
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.02      Financial expenses                                           (147,293)              (464,125)          (185,754)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.04         Other operating income                                              0                      0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05         Other operating expenses                                     (147,787)              (392,053)          (126,707)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05.01      Other taxes and charges                                       (16,514)               (46,022)           (10,741)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05.02      Depreciation and amortization                                (131,273)              (346,031)          (115,966)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.06         Equity in the results of subsidiary and associated
                companies                                                       3,786                  2,229             (1,364)
-----------------------------------------------------------------------------------------------------------------------------------
3.07            Operating profit                                               63,401                137,939             32,547
-----------------------------------------------------------------------------------------------------------------------------------
3.08            Nonoperating results                                           87,080                 86,509              4,514
-----------------------------------------------------------------------------------------------------------------------------------
3.08.01         Revenue                                                        87,080                 87,212              4,514
-----------------------------------------------------------------------------------------------------------------------------------
3.08.02         Expenses                                                            0                   (703)                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.09            Net income before taxation and profit sharing                 150,481                224,448             37,061
-----------------------------------------------------------------------------------------------------------------------------------
3.10            Provision for income tax and social contribution                    0                (28,131)             2,540
-----------------------------------------------------------------------------------------------------------------------------------
3.11            Deferred income tax                                            12,399                 34,381             12,482
-----------------------------------------------------------------------------------------------------------------------------------
3.12            Statutory profit sharing and contributions                          0                      0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.01         Profit sharing                                                      0                      0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.02         Contributions                                                       0                      0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.13            Reversal of interest on shareholders' equity                        0                      0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.14            Minority interests                                              8,117                 26,423                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.15            Net income for the quarter/six-month period                   170,997                257,121             52,083
-----------------------------------------------------------------------------------------------------------------------------------
                Number of shares, ex-treasury (in thousands)              113,522,239            113,522,239        113,186,139
-----------------------------------------------------------------------------------------------------------------------------------
                Net income per share                                          0.00151                0.00226            0.00046
-----------------------------------------------------------------------------------------------------------------------------------
                Loss per share
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------
1 - CODE          6-1/1/2003 to
                  9/30/2003
-----------------------------------

3.01                     9,247,169
-----------------------------------
3.02                    (1,431,341)
-----------------------------------
3.03                     7,815,828
-----------------------------------
3.04                    (5,585,405)
-----------------------------------
3.05                     2,230,423
-----------------------------------
3.06                    (2,118,476)
-----------------------------------
3.06.01                 (1,271,177)
-----------------------------------
3.06.02                   (322,189)
-----------------------------------
3.06.03                   (168,622)
-----------------------------------
3.06.03.01                 433,363
-----------------------------------
3.06.03.02                (601,985)
-----------------------------------
3.06.04                          0
-----------------------------------
3.06.05                   (352,536)
-----------------------------------
3.06.05.01                 (32,211)
-----------------------------------
3.06.05.02                (320,325)
-----------------------------------
3.06.06
                            (3,952)
-----------------------------------
3.07                       111,947
-----------------------------------
3.08                         8,157
-----------------------------------
3.08.01                      8,409
-----------------------------------
3.08.02                       (252)
-----------------------------------
3.09                       120,104
-----------------------------------
3.10                       (17,184)
-----------------------------------
3.11                        46,514
-----------------------------------
3.12                             0
-----------------------------------
3.12.01                          0
-----------------------------------
3.12.02                          0
-----------------------------------
3.13                             0
-----------------------------------
3.14                             0
-----------------------------------
3.15                       149,434
-----------------------------------
                       113,186,139
-----------------------------------
                           0,00132
-----------------------------------

-----------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments on Sales Performance


CBD - Companhia Brasileira de Distribuicao gross sales totaled R$3,760.5 million in the third quarter of 2004, representing a 25.8% growth in comparison to the same period of the previous year. Sales of Sendas Distribuidora, partnership between CBD and Sendas chain in the State of Rio de Janeiro, reached R$798.6 million, approximately 21.2% of total sales.

Net sales increased by 22.8%, totaling R$3,099.0 million. The difference between gross sales and net sales growth is due to the increase in COFINS (tax for social security financing) which occurred in February.

In the third quarter, CBD registered the best same store sales performance of the year, with a 9.0% nominal growth and 1.9% real growth.

The main contributors to this performance were:

     i.   Double-digit growth in the Extra and CompreBem Business Units.

     ii. Recovery of food products sales, enhanced by the consumption of discretionary items.

     iii. Increase in the clients traffic on a same store basis, reflecting the good positioning in terms of price competitiveness and store operations.

Same store sales of food products grew by 7.0% in the quarter, whilst non-food products grew by 16.9%.

The 9-month accumulated gross sales increased by 18.1%, reaching R$ 10,922.0 million. Net sales increased by 14.8%, totaling R$ 8,969.8 million. Accumulated 2004 same store sales registered a 3.7% increase in nominal terms and a 2.6% decrease in real terms.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------




08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


     Gross Sales Performance



                1-04    2-04     3-04     4-04      5-04     6-04     7-04     8-04     9-04
                -----------------------------------------------------------------------------
Total Stores    2.0%    16.5%    11.4%    17.2%     17.9%    21.8%    28.2%    22.8%    26.6%
Same Store      0.6%     2.0%    -3.4%     1.2%      1.7%     5.2%    10.3%     6.4%    10.4%


Note: Same store sales include only stores whose operating period is longer than 12 months.


Operating Performance


The following performance report refers to CBD consolidated results, fully reflecting Sendas Distribuidora operating results (partnership between CBD and Sendas chain in the State of Rio de Janeiro).


Gross Income


                                  Gross Margin


                       1Q/02    2Q/02    3Q/02    4Q/02    1Q/03    2Q/03    3Q/03    4Q/03    1Q/04    2Q/04    3Q/04
                       ------------------------------------------------------------------------------------------------

CBD Consolidated       27.9%    28.5%    29.0%    26.9%    28.2%    28.6%    28.8%    27.1%    28.7%    29.6%    29.8%
Sendas Distribuidora      -        -        -        -        -        -        -        -     27.0%    29.8%    30.0%

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------




08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gross income in the quarter totaled R$ 924.8 million, a 27.5% increase in comparison to the same period of the previous year. Gross margin in the period reached 29.8%, 100 basis points higher than the margin reported in 3Q03. This margin growth is the result of the following factors: (i) better negotiation with suppliers (ii) positive impact of the new COFINS calculation system, with its non-cumulative nature leading to gains for the Company; and (iii) greater participation of higher margin items in the product mix, such as private label and second line products.

Sendas Distribuidora gross margin reached 30.0% in the quarter, already reflecting a significant improvement compared to the beginning of the operations (see previous chart). This improvement was due to operating efficiency gains and better commercial conditions.

The 9-month accumulated gross income increased by 18.3% over the same period of 2003, reaching R$ 2,639.2 million. Gross margin was 29.4%, higher than the 28.5% margin registered in the same period of 2003. The 9-month accumulated gross income for Sendas Distribuidora was R$528.9 million, with a 29.2% gross margin.


Operating Expenses


As a percentage of net sales, operating expenses totaled 21.0%, against 20.6% in the same period of 2003. In the first nine months of 2004, operating expenses reached 21.1% of net sales, compared to 20.4% in the same period of 2003.

If we analyze operating expenses over gross sales, in order to eliminate the effect of the COFINS increase on comparison basis, the Company registered operating expenses equivalent to 17.3% of gross sales, slightly below the 17.4% recorded in the same period of the previous year. This small improvement was achieved even though Sendas Distribuidora reported operating expenses over gross sales of 21.6%, considerably above the Company's average.

The highlight was, once again, general and administrative expenses, which reached 3.0% of gross sales, significantly inferior to the 3.6% reported in the same period of 2003, as a result of the gains of scale obtained in the period.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

                        Operating Expenses / Gross Sales





                       1Q/02    2Q/02    3Q/02    4Q/02    1Q/03    2Q/03    3Q/03    4Q/03    1Q/04    2Q/04    3Q/04
                       ------------------------------------------------------------------------------------------------

CBD Consolidated       16.7%    17.2%    17.5%    15.7%    17.2%    17.2%    17.4%    15.4%    17.3%    17.4%    17.3%
Sendas Distribuidora      -        -        -        -        -        -        -        -     21.0%    21.7%    21.6%




EBITDA



                       1Q/02    2Q/02    3Q/02    4Q/02    1Q/03    2Q/03    3Q/03    4Q/03    1Q/04    2Q/04    3Q/04
                       ------------------------------------------------------------------------------------------------

CBD Consolidated        8.2%     8.2%     8.3%     8.3%     8.0%     8.3%     8.2%     8.9%     7.7%     8.3%     8.9%
Sendas Distribuidora      -        -        -        -        -        -        -        -      2.3%     4.3%     4.7%





EBITDA in the quarter reached R$ 275.4 million, a 33.7% increase compared to the same period of 2003, with an 8.9% margin (8.2% margin in the same period of 2003). The 9-month accumulated EBITDA reached R$ 746.5 million, with a 17.2% increase and 8.3% margin (8.2% margin in the same period of the previous year).

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

It is worth mentioning the sequential improvement obtained by Sendas Distribuidora in 2004. Sendas Distribuidora obtained an EBITDA margin of 4.7% in the 3rd quarter, above the 2.3% and 4.3% reported in the first and second quarters of 2004, respectively. CBD believes that, by increasing sales and productivity of these stores, EBITDA margin will gradually be closer to CBD's average.


Financial Result


Financial expenses in the quarter totaled R$147.3 million, lower than the R$185.8 million registered in the third quarter of 2003, reflecting, mainly, lower funding costs. It should be noted that of this total, R$42.9 million corresponds to Sendas Distribuidora financial expenses.

Financial income totaled R$79.2 million, lower than the R$140.3 million of 3Q03 due to lower income from cash investments and the continuation of a promotional environment for credit sales.

Net financial expenses reached R$68.0 million in the quarter and R$218.7 million in the first 9 months, compared to R$45.4 million and R$168.6 million, respectively, in 2003.


Non-Operating Income


FIC - Financeira Itau CBD - was created after the acquisition by Itau of a 50% stake in a CBD's subsidiary. This new financial institution, with initial capital stock of R$150 million, will structure and offer financial products and services exclusively for CBD's clients. The association generated a net non-operating income for CBD of R$90.8 million, as a result of gross non-operating income of R$380 million deducted by installments subject to the fulfillment of performance targets over the next 5 years (R$152.5 million), asset write-offs and other expenses.


Pre-Tax Income


Pre-Tax Income (EBT) in the third quarter totaled R$150.5 million, impacted by non-operating income mentioned above, totaling R$224.4 million in the first nine months of 2004. Excluding the effect of this non-operating income, EBT reached R$63.4 million in the quarter and R$137.9 million in the last 9 months.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------




08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Minority Interest


Sendas Distribuidora presented a net loss of R$16.2 million. The Company holds a 50% participation in Sendas Distribuidora, and is therefore entitled to minority interest of R$8.1 million.


Net Income


In the third quarter, net income was R$ 171.0 million. Excluding the R$ 87.1 million non-operating income, net income was R$83.9 million, 76.4% above the same period of 2003. The 9-month accumulated net income reached R$ 170.6 million (R$141.3 million in 2003).

R$ thousand                              3Q03               3Q04              9M03               9M04
------------------------------------------------------------------------------------------------------

Net Income (1)                          52,083           170,997           149,434            257,121
------------------------------------------------------------------------------------------------------
Non-operating Income (2)                4,514             87,080             8,157             86,509
------------------------------------------------------------------------------------------------------
Net income excluding Non-
operating Income (1) - (2)             47,569             83,917           141,277            170,612
------------------------------------------------------------------------------------------------------

Working Capital


Inventory turnover rate was 40.5 days in the quarter, remaining flat compared to the 39.4 days in the same period of the previous year. The average term with suppliers was of 48.3 days, a significant improvement against the 39.7 days registered in 3Q03.

Average term of receivables reached 12.3 days, considerably better than in 2Q03 (30 days) and in the previous quarter (15.2 days), as a result of the increase in Receivables Securitization.


Capital Expenditures


Capital Expenditures in the period totaled R$ 109.7 million, in comparison to R$
148.0 million in the third quarter of 2003. In the first nine months of 2004, investments reached R$ 368.8 million against R$ 340.6 million in the same period of 2003. The highlights of the quarter were:

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

-   Opening of a Pao de Acucar supermarket in Sao Paulo;

- Construction of a Pao de Acucar store in Brasilia and of an Extra store in Sao Goncalo (Rio de Janeiro), both opened in the beginning of October;

-   Construction of an Extra store in Sao Paulo;

- Stores remodeling, highlighting: 7 Extra stores, 12 Pao de Acucar stores, and conversion of 16 Barateiro stores into CompreBem format;

- Conversion of Pao de Acucar stores into CompreBem format launched at the beginning of 3Q04 concluded;

-   Opening of 1 gas station and construction of 8 additional gas stations;

-   Acquisition of land and investments in IT and logistics.

Gross Sales breakdown per format (R$ thousand)
------------------ ------------- -------- ------------ -------- ---------
1st Half               2004         %        2003         %     Var.(%)
================== ============= ======== ============ ======== =========
Pao de Acucar         1,976,310    27.6%    2,060,532    32.9%     -4.1%
Extra                 3,386,349    47.3%    2,956,325    47.2%     14.5%
CompreBem             1,141,617    15.9%    1,091,925    17.4%      4.6%
Extra Eletro            137,389     1.9%      149,320     2.5%     -8.0%
Sendas*                 519,877     7.3%            -     -        -
================== ============= ======== ============ ======== =========
CBD                   7,161,542   100.0%    6,258,102   100.0%     14.4%
------------------ ------------- -------- ------------ -------- ---------

------------------ ------------- -------- ------------ -------- ---------
3rd Quarter            2004         %        2003         %     Var.(%)
================== ============= ======== ============ ======== =========
Pao de Acucar         1,005,156    26.7%      955,976    32.0%      5.1%
Extra                 1,765,357    47.0%    1,422,431    47.5%     24.1%
CompreBem               599,600    15.9%      537,186    18.0%     11.6%
Extra Eletro             80,824     2.2%       73,474     2.5%     10.0%
Sendas*                 309,570     8.2%                  -        -
================== ============= ======== ============ ======== =========
CBD                   3,760,507   100.0%    2,989,067   100.0%     25.8%
------------------ ------------- -------- ------------ -------- ---------

------------------ ------------- -------- ------------ -------- ---------
9 Months               2004         %        2003         %     Var.(%)
================== ============= ======== ============ ======== =========
Pao de Acucar         2,981,466    27.3%    3,016,508    32.6%     -1.2%
Extra                 5,151,706    47.2%    4,378,756    47.4%     17.7%
CompreBem             1,741,217    15.9%    1,629,111    17.6%      6.9%
Extra Eletro            218,213     2.0%      222,794     2.4%     -2.1%
Sendas*                 829,447     7.6%            -     -        -
================== ============= ======== ============ ======== =========
CBD                  10,922,049   100.0%    9,247,169   100.0%     18.1%
------------------ ------------- -------- ------------ -------- ---------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


 Net Sales breakdown per format (R$ thousand)

------------------ -------------- --------- --------------- --------- ----------
1st Half               2004          %           2003          %      Var.(%)
================== ============== ========= =============== ========= ==========
------------------ -------------- --------- --------------- --------- ----------
Pao de Acucar          1,615,631     27.5%       1,714,729     32.4%      -5.8%
Extra                  2,756,519     47.0%       2,491,189     47.1%      10.7%
CompreBem                945,993     16.1%         968,952     18.3%      -2.4%
Extra Eletro             104,541      1.8%         118,257      2.2%     -11.6%
Sendas*                  448,154      7.6%               -     -          -
------------------ -------------- --------- --------------- --------- ----------
------------------ -------------- --------- --------------- --------- ----------
CBD                  5,870,838      100.0%    5,293,127       100.0%      10.9%
------------------ -------------- --------- --------------- --------- ----------

------------------ -------------- --------- --------------- --------- ----------
3rd Quarter            2004          %           2003          %      Var.(%)
------------------ -------------- --------- --------------- --------- ----------
------------------ -------------- --------- --------------- --------- ----------
Pao de Acucar            827,104     26.7%         794,214     31.5%       4.1%
Extra                  1,443,392     46.5%       1,195,977     47.4%      20.7%
CompreBem                498,952     16.1%         474,291     18.8%       5.2%
Extra Eletro              60,782      2.0%          58,219      2.3%       4.4%
Sendas*                  268,741      8.7%                     -          -
================== ============== ========= =============== ========= ==========
------------------ -------------- --------- --------------- --------- ----------
CBD                  3,098,971      100.0%    2,522,701       100.0%      22.8%
------------------ -------------- --------- --------------- --------- ----------

------------------ -------------- --------- --------------- --------- ----------
9 Months               2004          %           2003          %      Var.(%)
================== ============== ========= =============== ========= ==========
------------------ -------------- --------- --------------- --------- ----------
Pao de Acucar          2,442,735     27.2%       2,508,943     32.1%      -2.6%
Extra                  4,199,911     46.9%       3,687,166     47.1%      13.9%
CompreBem              1,444,945     16.1%       1,443,243     18.5%       0.1%
Extra Eletro             165,323      1.8%         176,476      2.3%      -6.3%
Sendas*                  716,895      8.0%               -     -          -
================== ============== ========= =============== ========= ==========
------------------ -------------- --------- --------------- --------- ----------
CBD                  8,969,809      100.0%    7,815,828       100.0%      14.8%
------------------ -------------- --------- --------------- --------- ----------

* Sendas banner which is part of Sendas Distribuidora S/A



Sales Breakdown (% of Net Sales)

===================================================================================================
                                               2003                            2004
                             ============== =========== ========= ========== ========== =========
                                 3rdQ          4thQ       Year      1stQ       2ndQ       3rdQ
---------------------------  ============== =========== ========= ========== ========== =========
Cash                                 52.6%    52.0%      53.2%      53.2%      52.1%       51.7%
Credit Card                          34.1%    34.9%      33.8%      35.9%      36.4%       36.8%
Food Voucher                          7.1%     7.3%       6.9%       6.3%       6.9%        7.1%
Credit                                6.2%     5.8%       6.1%       4.6%       4.6%        4.4%
  Post-dated Checks                   4.1%     3.6%       4.1%       3.4%       3.4%        3.3%
  Installment Sales                   2.1%     2.2%       2.0%       1.2%       1.2%        1.1%

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Data per format on September 30, 2004

===================================================================================================
                                   #                  #                 #             Sales
                               Checkouts          Employees          Stores         Area (m2)
-------------------------- ================== =================== ============== ===============
Pao de Acucar                          2,514              15,519            199         262,378
Extra                                  3,431              22,296             71         531,415
CompreBem                              1,879               8,936            168         197,171
Extra Eletro                             176                 617             55          35,452
Sendas                                   882               5,970             60         109,844
-------------------------- ------------------ ------------------- -------------- ---------------
      Total Stores                     8,882              53,338            553       1,136,260
-------------------------- ------------------ ------------------- -------------- ---------------
Administration                             -               3,010              -               -
Loss Prevention                            -               3,459              -               -
Distribution Centers                       -               3,864              -               -
-------------------------- ------------------ ------------------- -------------- ---------------
        Total CBD                      8,882              63,671            553       1,136,260

Stores by format

==============================================================================================================
                    Pao de         Extra-                                          Sales       Number of
                    Acucar  Extra  Eletro   CompreBem       Sendas   CBD*        Area (m2)     Employees
---------------- ========== ====== ======== ============== ========= ========= ============== =============
12/31/2003             208     62       55           172      -        497         982,701          55,557
================ ========== ====== ======== ============== ========= ========= ============== =============
Open                            1        1                      68      70
Closed                                  (1)          (12)              (13)
Converted                       8                               (8)     -
---------------- ---------- ------ -------- -------------- --------- --------- -------------- -------------
6/30/2004              208     71       55           160        60     554       1,149,998          63,688
================ ========== ====== ======== ============== ========= ========= ============== =============
Open                     1                                               1
Closed                  (1)                           (1)               (2)
Converted               (9)                            9              -
---------------- ---------- ------ -------- -------------- --------- --------- -------------- -------------
9/30/2004              199     71       55           168        60     553       1,136,260          63,671
---------------- ---------- ------ -------- -------------- --------- --------- -------------- -------------

* CBD opened a new Extra store in Rio de Janeiro, a new Pao de Acucar store in DF, closed a Pao de Acucar store and a Extra Eletro store in Sao Paulo in the beginning of 4Q04. Therefore the most updated number of stores is 553 units.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Productivity Indexes (in nominal R$)
==========================================================

Gross Sales per m2/month

----------------------------------------------------------- -------------------------------------------
                      3rdQ/04       3rdQ/03       Var.(%)     9 Months/04     9 Months/03      Var.(%)
------------------ ============== =========== ============= =============== ================ ==========
Pao de Acucar              1,262       1,163          8.5%           1,226            1,172       4.6%
Extra                      1,107       1,043          6.1%           1,098            1,067       2.9%
CompreBem                    998         883         13.0%             951              925       2.8%
Extra Eletro                 754         720          4.7%             675              727      -7.2%
================== ============== =========== ============= =============== ================ ==========
       CBD                 1,113       1,033          7.7%           1,087            1,057       2.8%
------------------ -------------- ----------- ------------- --------------- ---------------- ----------

Gross sales per employee/month
----------------------------------------------------------- -------------------------------------------
                      3rdQ/04       3rdQ/03       Var.(%)     9 Months/04     9 Months/03      Var.(%)
------------------ ============== =========== ============= =============== ================ ==========
Pao de Acucar             21,420      18,756         14.2%          21,433           19,200      11.6%
Extra                     26,679      24,144         10.5%          26,270           24,952       5.3%
CompreBem                 22,221      19,474         14.1%          21,483           19,265      11.5%
Extra Eletro              43,401      36,980         17.4%          37,876           36,111       4.9%
================== ============== =========== ============= =============== ================ ==========
       CBD                24,324      21,431         13.5%          23,916           21,839       9.5%
------------------ -------------- ----------- ------------- --------------- ---------------- ----------

Average ticket - Gross sales
----------------------------------------------------------- -------------------------------------------
                      3rdQ/04       3rdQ/03       Var.(%)     9 Months/04     9 Months/03      Var.(%)
------------------ ============== =========== ============= =============== ================ ==========
Pao de Acucar               23.1        22.1          4.5%            23.0             22.5       2.2%
Extra                       46.1        45.3          1.8%            46.3             45.9       0.9%
CompreBem                   17.6        16.5          6.7%            17.4             17.0       2.4%
Extra Eletro               368.9       360.5          2.3%           354.5            359.2      -1.3%
================== ============== =========== ============= =============== ================ ==========
       CBD                  29.8        27.9          6.8%            29.5             28.4       3.9%
------------------ -------------- ----------- ------------- --------------- ---------------- ----------

Gross sales per checkout/month
----------------------------------------------------------- -------------------------------------------
                      3rdQ/04       3rdQ/03       Var.(%)     9 Months/04     9 Months/03      Var.(%)
------------------ ============== =========== ============= =============== ================ ==========
Pao de Acucar            132,005   119,792           10.2%         127,438          120,996       5.3%
Extra                    171,106   155,495           10.0%         169,322          158,887       6.6%
CompreBem                105,981    95,977           10.4%         102,780           99,332       3.5%
Extra Eletro             151,736   145,073            4.6%         135,758          146,913      -7.6%
================== ============== =========== ============= =============== ================ ==========
       CBD               143,124   128,766           11.2%         139,457          131,362       6.2%
------------------ -------------- ----------- ------------- --------------- ---------------- ----------

* Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

The productivity indexes, above mentioned, don't reflect stores operations under Sendas and Bon Marche banners, which were incorporated on February 1, 2004.

                                                                       Unaudited
FEDERAL-GOVERNMENT-SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES


----------------------------------------- -------------------------------------- -----------------------------------
1 - ITEM  2 - NAME OF COMPANY                3 - BRAZILIAN REVENUE SERVICE          4 - CLASSIFICATION
                                             REGISTRY OF LEGAL ENTITIES - CNPJ

--------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                          8 - NUMBER OF SHARES IN THE CURRENT QUARTER
                                                           (Thousand)
----------------------------------------- -------------------------------------- -----------------------------------
----------------------------------------- -------------------------------------- -----------------------------------
01    NOVASOC COMERCIAL LTDA.                      03.139.761/0001-17                   PRIVATELY-HELD SUBSIDIARY
----------------------------------------- -------------------------------------- -----------------------------------
 COMMERCIAL, INDUSTRIAL AND OTHER                                                                      1
----------------------------------------- --------------------------------------------------------------------------
----------------------------------------- -------------------------------------- -----------------------------------
02    SE SUPERMERCADOS LTDA.                       01.545.828/0001-98                   PRIVATELY-HELD SUBSIDIARY
----------------------------------------- -------------------------------------- -----------------------------------
 COMMERCIAL, INDUSTRIAL AND OTHER                                                                   996,807
----------------------------------------- --------------------------------------------------------------------------
----------------------------------------- -------------------------------------- -----------------------------------
03    SENDAS DISTRIBUIDORA S.A.                    06.057.223/0001-71                   PRIVATELY-HELD SUBSIDIARY
----------------------------------------- -------------------------------------- -----------------------------------
 COMMERCIAL, INDUSTRIAL AND OTHER                                                                   450,001
----------------------------------------- --------------------------------------------------------------------------

----------------------------------------- ---------------------- -----------------------
1 - ITEM  2 - NAME OF COMPANY             5 - % PARTICIPATION    6 - % OF NET EQUITY
                                          IN THE CAPITAL OF THE  OF THE INVESTOR
                                          INVESTEE
----------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                       9 - NUMBER OF SHARES IN THE PRIOR QUARTER
                                                (Thousand)
----------------------------------------- ---------------------- -----------------------
----------------------------------------- ---------------------- -----------------------
01    NOVASOC COMERCIAL LTDA.                      10.00                       1.26
----------------------------------------- ----------------------------------------------
 COMMERCIAL, INDUSTRIAL AND OTHER                                                 1
----------------------------------------- ----------------------------------------------
----------------------------------------- ---------------------- -----------------------
02    Se Supermercados Ltda.                      89.99                       21.64
----------------------------------------- ----------------------------------------------
 COMMERCIAL, INDUSTRIAL AND OTHER                                           996,807
----------------------------------------- ----------------------------------------------
----------------------------------------- ---------------------- -----------------------
03    SENDAS DISTRIBUIDORA S.A.                    50.00                      15.94
----------------------------------------- ----------------------------------------------
 COMMERCIAL, INDUSTRIAL AND OTHER                                           450,001
----------------------------------------- ----------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

---------------------------------------------- --------------------------------
    1 - Item                                                            01
---------------------------------------------- --------------------------------
    2 - Issue order number                                             4th
---------------------------------------------- --------------------------------
    3 - Registration number with CVM
---------------------------------------------- --------------------------------
    4 - Date of registration with CVM
---------------------------------------------- --------------------------------
    5 - Issued series                                               Unique
---------------------------------------------- --------------------------------
    6 - Type                                                   Convertible
---------------------------------------------- --------------------------------
    7 - Nature                                                  Particular
---------------------------------------------- --------------------------------
    8 - Issue date                                               9/01/2000
---------------------------------------------- --------------------------------
    9 - Due date                                                 8/31/2005
---------------------------------------------- --------------------------------
    10 - Type of debenture                                        Floating
---------------------------------------------- --------------------------------
    11 - Remuneration conditions prevailing               TJLP + 3.5% p.a.
---------------------------------------------- --------------------------------
    12 - Premium/discount                                           22.55%
---------------------------------------------- --------------------------------
    13 - Nominal value (reais)                                      418.38
---------------------------------------------- --------------------------------
    14 - Issued amount (Thousands of reais)                         41,800
---------------------------------------------- --------------------------------
    15 - Number of debentures issued (unit)                        100,000
---------------------------------------------- --------------------------------
    16 - Outstanding debentures (unit)                              99,908
---------------------------------------------- --------------------------------
    17 - Treasury debentures (unit)                                      0
---------------------------------------------- --------------------------------
    18 - Redeemed debentures (unit)                                      0
---------------------------------------------- --------------------------------
    19 - Converted debentures (unit)                                    92
---------------------------------------------- --------------------------------
    20 - Debentures to be placed (unit)                                  0
---------------------------------------------- --------------------------------
    21 - Date of last renegotiation
---------------------------------------------- --------------------------------
    22 - Date of next event                                      8/31/2005
---------------------------------------------- --------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

---------------------------------------------- --------------------------------
1 - Item                                                                    02
---------------------------------------------- --------------------------------
2 - Issue order number                                                     5th
---------------------------------------------- --------------------------------
3 - Registration number with CVM                              SRE/DEB/2002/038
---------------------------------------------- --------------------------------
4 - Date of registration with CVM                                   11/13/2002
---------------------------------------------- --------------------------------
5 - Issued series                                                          1st
---------------------------------------------- --------------------------------
6 - Type                                                                Simple
---------------------------------------------- --------------------------------
7 - Nature                                                              Public
---------------------------------------------- --------------------------------
8 - Issue date                                                      10/01/2002
---------------------------------------------- --------------------------------
9 - Due date                                                        10/01/2007
---------------------------------------------- --------------------------------
10 - Type of debenture                                      Without preference
---------------------------------------------- --------------------------------
11 - Remuneration conditions prevailing                       CDI + 0.95% p.a.
---------------------------------------------- --------------------------------
12 - Premium/discount                                                        0
---------------------------------------------- --------------------------------
13 - Nominal value (reais)                                           10,000.00
---------------------------------------------- --------------------------------
14 - Issued amount (Thousands of reais)                                401,490
---------------------------------------------- --------------------------------
15 - Number of debentures issued (unit)                                 40,149
---------------------------------------------- --------------------------------
16 - Outstanding debentures (unit)                                      40,149
---------------------------------------------- --------------------------------
17 - Treasury debentures (unit)                                              0
---------------------------------------------- --------------------------------
18 - Redeemed debentures (unit)                                              0
---------------------------------------------- --------------------------------
19 - Converted debentures (unit)                                             0
---------------------------------------------- --------------------------------
20 - Debentures to be placed (unit)                                          0
---------------------------------------------- --------------------------------
21 - Date of last renegotiation                                     09/09/2004
---------------------------------------------- --------------------------------
22 - Date of next event                                             10/01/2004
---------------------------------------------- --------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

16.01 -  OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF COMPANHIA BRASILEIRA DE DISTRIBUICAO AS OF SEPTEMBER 30, 2004

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------

                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------

Pao de Acucar Industria e
Comercio                     38,334,474,340      60.40   7,493,147,989      14.97   45,827,622,329      40.37
Valentim dos Santos Diniz     2,280,975,580       3.59                               2,280,975,580       2.01
Peninsula Participacoes
Ltda,                         6,458,266,960      10.17       7,746,144       0.02    6,466,013,104       5.70
Abilio Diniz                    253,726,605       0.40                                 253,726,605       0.22
Joao Paulo F, dos Santos
Diniz                                    10                  8,900,000       0.02        8,900,010       0.01
Ana Maria F, dos Santos
Diniz D`Avila                            10                 40,500,000       0.08       40,500,010       0.04
Pedro Paulo F, dos Santos
Diniz                               360,850                                                360,850
Apart New Participacoes
Ltda,                                                        5,474,058       0.01        5,474,058
Capitolio Participacoes
Ltda,                                                      160,314,807       0.32      160,314,807       0.14
Lucilia Maria Diniz             894,094,860       1.41       1,072,391                 895,167,251       0.79
Conselho de Administracao               114                                                   144
Segisor                      15,218,575,935      23.98  13,622,650,344      27.22   28,841,226,279      25.41
Others                           30,336,135       0.05  28,711,622,301      57.36   28,741,958,436      25.31
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  50,051,428,034     100.00  113,522,239,433     100.00
                             =============== ========== =============== ========== ================ ==========


EQUITY INTEREST OF MAJOR SHAREHOLDERS, BOARD OF DIRECTORS AND OUTSTANDING SHARES AT SEPTEMBER 30, 2004

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------
                             -------------------------- -------------------------- ---------------------------

                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------

Major shareholders           63,440,475,150      99.95  21,339,805,733      42.64   84,780,280,883      74.68
Board of Directors                      114                205,150,000       0.41      205,150,114       0.18
Directors                                                   57,330,000       0.11       57,330,000       0.05
Other shareholders               30,336,135       0.05  28,449,142,301      56.84   28,479,478,436      25.09
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  50,051,428,034     100.00  113,522,239,433     100.00
                             =============== ========== =============== ========== ================ ==========

Outstanding shares               30,336,249       0.05  28,711,622,301      57.36   28,741,958,550      25.31
                             =============== ========== =============== ========== ================ ==========

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

EQUITY INTEREST OF MAJOR SHAREHOLDERS, BOARD OF DIRECTORS AND OUTSTANDING SHARES AT SEPTEMBER 30, 2003

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------

                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------

Major shareholders           63,440,407,510      99.95  21,023,688,860      42.29   84,464,096,370      74.62
Board of Directors                      104                143,150,000       0.29      143,150,104       0.13
Directors                                                   43,826,000       0.09       43,826,000       0.04
Other shareholders               30,403,785       0.05  28,504,663,174      57.33   28,535,066,959      25.21
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  49,715,328,034     100.00  113,186,139,433     100.00
                             =============== ========== =============== ========== ================ ==========

Outstanding shares               30,403,889       0.05  28,691,639,174      57.71   28,722,043,063      25.38
                             =============== ========== =============== ========== ================ ==========


MAJOR SHAREHOLDERS OF PAO DE ACUCAR INDUSTRIA E COMERCIO S,A, AS OF SEPTEMBER 30, 2004

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------

                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------

Valentim dos Santos Diniz               60,618,075      34.93        1,267      23.29   60,619,342      34.93
Peninsula Participacoes Ltda,           47,160,145      27.18        1,082      19.89   47,161,227      27.18
Abilio Diniz                            43,075,339      24.82        1,752      32.20   43,077,091      24.82
Lucilia Maria Diniz                     22,689,035      13.07        1,340      24.62   22,690,375      13.07
                                       ------------ ---------- ------------ ---------- ------------ ----------

Total                                  173,542,594     100.00        5,441     100.00  173,548,035     100.00
                                       ============ ========== ============ ========== ============ ==========


MAJOR SHAREHOLDERS OF PENINSULA PARTICIPACOES LTDA,, AS OF SEPTEMBER 30, 2004

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------

                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------

Abilio Diniz                               200,000       0.16            1      20.00      200,001       0.16
Joao Paulo F, dos Santos Diniz          30,171,223      24.96            1      20.00   30,171,224      24.96
Ana Maria F, dos Santos Diniz
D`Avila                                 30,171,223      24.96            1      20.00   30,171,224      24.96
Pedro Paulo F, dos Santos Diniz         30,171,223      24.96            1      20.00   30,171,224      24.96
Adriana F, dos Santos Diniz Abrao       30,171,223      24.96            1      20.00   30,171,224      24.96
                                       ------------ ---------- ------------ ---------- ------------ ----------

Total                                  120,884,892     100.00            5     100.00  120,884,897     100.00
                                       ============ ========== ============ ========== ============ ==========

FEDERAL GOVERNMENT SERVICE                               Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                    September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF SEGISOR AS OF SEPTEMBER 30, 2004

Shareholders                                                                 %
                                                                 --------------

Casino Guichard Perrachon (*)                                            99.99
Others                                                                    0.01
                                                                 --------------

Total                                                                   100.00
                                                                 ==============


(*) Foreign company

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)
-------------------------------------------------------------------------------


                  SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Companhia Brasileira de Distribuicao


1. We have performed a special review of the Quarterly Information (ITR) of Companhia Brasileira de Distribuicao and Companhia Brasileira de Distribuicao and subsidiary companies for the three and nine-month periods ended September 30, 2004, including the balance sheets, statements of income, report on the Company's performance and other significant information, prepared in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and consisted, principally of:
     (a) inquiries of and discussions with officials responsible for the Company's accounting, financial and operational areas in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or may have, significant effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to above for it to comply with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, consistently with specific standards established by the Brazilian Securities Commission - CVM, specifically applicable to the Quarterly information.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW

4. Our review was carried out to enable us to issue a report on the special review of the Quarterly Information - ITR referred to in the first paragraph, taken as a whole. The statements of added value and cash flow for the nine-month period ended September 30, 2004, prepared in accordance with the accounting practices adopted in Brazil and which are presented to provide supplementary information about the Company and its subsidiary companies, are not required as an integral part of the Quarterly Information - ITR. These statements related to the nine-month period ended September 30, 2004 were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Information - ITR for the nine-month period ended September 30, 2004 taken as a whole.

5. The Quarterly Information - ITR for the three and nine-month periods ended September 30, 2003, also presented for purposes of comparison, were reviewed by other independent auditors, who issued an unqualified opinion dated October 27, 2003. Similarly, the supplementary information for the nine-month period ended September 30, 2003, also presented for purposes of comparison, were reviewed by other independent auditors, included in the same special review report.



                           Sao Paulo, October 27, 2004

                                  ERNST & YOUNG
                          Auditores Independentes S.S.
                                CRC 2SP015199/O-6



                              Sergio Ricardo Romani
                                     Partner

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA,

See ITR 08.01 - Comments on Consolidated Performance

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SE SUPERMERCADOS LTDA,

See ITR 08.01 - Comments on Consolidated Performance

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S,A,

See ITR 08.01 - Comments on Consolidated Performance

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                         September 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


                                                          Contents

--------- ----------- ----------------------------------------------------------------------------------- --------
  GROUP      ITR                                         DESCRIPTION                                       PAGE
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         01                                        IDENTIFICATION                                       1
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         02                                          HEAD OFFICE                                        1
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         03                       INVESTOR RELATIONS OFFICER (COMPANY MAIL ADDRESS)                     1
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         04                          GENERAL INFORMATION/INDEPENDENT ACCOUNTANT                         1
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         05                                      CAPITAL COMPOSITION                                    2
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         06                                CHARACTERISTICS OF THE COMPANY                               2
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         07                 COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS               2
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         08                  DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER                2
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         09                      SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR                     3
--------- ----------- ----------------------------------------------------------------------------------- --------
   01         10                                  INVESTOR RELATIONS OFFICER                                 3
--------- ----------- ----------------------------------------------------------------------------------- --------
   02         01                                     BALANCE SHEET -ASSETS                                   4
--------- ----------- ----------------------------------------------------------------------------------- --------
   02         02                     BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                    5
--------- ----------- ----------------------------------------------------------------------------------- --------
   03         01                                      STATEMENT OF INCOME                                    6
--------- ----------- ----------------------------------------------------------------------------------- --------
   04         01                              NOTES TO THE QUARTERLY INFORMATION                             7
--------- ----------- ----------------------------------------------------------------------------------- --------
   05         01                      COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER                    32
--------- ----------- ----------------------------------------------------------------------------------- --------
   06         01                              CONSOLIDATED BALANCE SHEET - ASSETS                           33
--------- ----------- ----------------------------------------------------------------------------------- --------
   06         02               CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY            34
--------- ----------- ----------------------------------------------------------------------------------- --------
   07         01                               CONSOLIDATED STATEMENT OF INCOME                             35
--------- ----------- ----------------------------------------------------------------------------------- --------
   08         01                    COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER                 36
--------- ----------- ----------------------------------------------------------------------------------- --------
   09         01                     INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES                  46
--------- ----------- ----------------------------------------------------------------------------------- --------
   10         01                     CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE                   47
--------- ----------- ----------------------------------------------------------------------------------- --------
   16         01                                 OTHER SIGNIFICANT INFORMATION                              49
--------- ----------- ----------------------------------------------------------------------------------- --------
   17         01                           UNQUALIFIED REPORT ON THE LIMITED REVIEW                         52
--------- ----------- ----------------------------------------------------------------------------------- --------
                                                    NOVASOC COMERCIAL LTDA,
--------- ----------- ----------------------------------------------------------------------------------- --------
   18         02                   COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY                 54
--------- ----------- ----------------------------------------------------------------------------------- --------
                                                    SE SUPERMERCADOS LTDA,
--------- ----------- ----------------------------------------------------------------------------------- --------
   18         02                   COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY                 55
--------- ----------- ----------------------------------------------------------------------------------- --------
                                                   SENDAS DISTRIBUIDORA S,A,
--------- ----------- ----------------------------------------------------------------------------------- --------
   18         02                   COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY                 56
--------- ----------- ----------------------------------------------------------------------------------- --------